UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Dawson Geophysical Company
(Name of Subject Company)

Dawson Geophysical Company
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

239360100
(CUSIP Number of Class of Securities)

Stephen C. Jumper
Chairman of the Board, President and Chief Executive Officer
Dawson Geophysical Company
508 West Wall, Suite 800
Midland, Texas 79701
(432) 684-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of the Person Filing Statement)

Copies to:

Grant Everett Baker Botts L.L.P. 2001 Ross Avenue, Suite 900 Dallas, TX 75201 (214) 953-6500	Michael S. Telle Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, TX 77002 (713) 758-2222

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a)	Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Dawson Geophysical Company, a Texas corporation (“Dawson Geophysical,” the “Company,” “we,” “us” or “our”). Dawson Geophysical’s principal executive offices are located at 508 West Wall, Suite 800, Midland, Texas 79701, and its telephone number is (432) 684-3000.

(b)	Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is Dawson Geophysical’s shares (“Shares”) of common stock, par value $0.01 per share (“Common Stock”). As of October 25, 2021, the latest practicable date prior to the filing of this Schedule 14D-9, there were:

•	23,643,934 Shares issued and outstanding;

•	335,000 Shares issuable upon the vesting of unvested restricted stock units (each, a “Company RSU,” and collectively, “Company RSUs”) granted and outstanding under the Amended and Restated Dawson Geophysical Company 2016 Stock and Performance Incentive Plan (as it may be amended, supplemented or restated from time to time, the “2016 Plan”);

•	1,049,437 Shares reserved under the 2016 Plan; and

•	no shares of preferred stock, par value $1.00 per Share, outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address.

The name, business address and business telephone number of Dawson Geophysical, which is the subject company and the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information—Name and Address” above. The Company’s website address is www.dawson3d.com. The information on the Company’s website is not a part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.

(b)	Tender Offer.

This Schedule 14D-9 relates to the tender offer by WB Acquisitions Inc. (the “Offeror”), a Delaware corporation and a subsidiary of Wilks Brothers, LLC (“Parent”), a Texas limited liability company, on behalf of Parent, to purchase, subject to certain conditions, including the satisfaction of the 80% Minimum Condition (as defined below), all of the outstanding Shares (other than Shares held by Parent or its Affiliates) at a purchase price of $2.34 per Share (such per share consideration also to be received in the Merger (as defined below) pursuant to the Merger Agreement (as defined below), the “Offer Price”), in cash, without interest and less any required withholding of Taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer to Purchase and the Letter of Transmittal are being mailed to the Company’s shareholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on November 1, 2021 by the Offeror and Parent (together with any amendments and supplements thereto, the “Schedule TO”).

The date on which the Offeror commenced the Offer is referred to as the “Offer Commencement Date.” The Offer and withdrawal rights will expire at 11:59 p.m., New York City Time, on November 30, 2021 (the “Expiration Time”), which is 20 business days (calculated as set forth in Rule 14d-1(g)(3) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) after the Offer Commencement Date), unless the Offeror has extended the period during which the Offer is open in accordance with the Merger Agreement (as defined below), in which event, “Expiration Time” will mean the latest time and date at which the Offer, as so extended by the Offeror, will expire.

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The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 25, 2021, by and among Parent, the Offeror and the Company (as it may be amended, supplemented or restated from time to time, the “Merger Agreement”). A summary of the material terms of the Merger Agreement is contained in “The Tender Offer—Section 13—The Transaction Documents—The Merger Agreement” of the Offer to Purchase. The Offer is conditioned upon the satisfaction or waiver of certain conditions, including immediately prior to the expiration of the Offer (as the same may be required to be extended pursuant to the Merger Agreement), there shall have been validly tendered in accordance with the terms of the Offer and not validly withdrawn, a number of Shares that, together with the Shares then owned by Parent, the Offeror and any other Affiliate (as defined in the Merger Agreement) or direct or indirect wholly-owned Subsidiary (as defined in the Merger Agreement) of Parent, represents at least 80% of the Shares then outstanding (the “80% Minimum Condition”).

If, immediately prior to the expiration of the initial 20 business day period that the Offer is open, the number of Shares tendered in the Offer, together with the Shares then owned by Parent, the Offeror and any other Affiliate or director or indirect wholly-owned Subsidiary of Parent, represents at least 65% but less than 80% of the Shares then outstanding, then the Offeror shall extend the Offer for up to two successive 10 Business Day extensions in an effort to reach the 80% Minimum Condition. If, at any point the 80% Minimum Condition is satisfied immediately prior to the expiration of the initial 20 business day period that the Offer is open or any extension thereof, then the Offeror shall close the Offer and shall not further extend the Offer. In the event the Merger Agreement is terminated prior to the Offer Acceptance Time pursuant to Section 11.01 of the Merger Agreement, the Offeror shall (and Parent shall cause the Offeror to) promptly (and in any event within 24 hours of such termination), irrevocably and unconditionally terminate the Offer. If the foregoing extensions have occurred and the 80% Minimum Condition has not been met, the Offer will expire unless the Company and Parent mutually agree that Parent may cause the Offeror to acquire the Shares tendered in the Offer even though the 80% Minimum Condition has not been satisfied. The Company and the Offeror may mutually agree to amend or waive the 80% Minimum Condition (except for any amendment having the effect of increasing the percentage of Shares required to meet the 80% Minimum Condition above 80%) and close the Offer even if insufficient Shares have been tendered to meet the 80% Minimum Condition. The conditions of the Offer are described further in “The Tender Offer—Section 15—Conditions to the Offer” of the Offer to Purchase.

The Merger Agreement provides, among other things, that, subject to the terms and conditions of the Merger Agreement, including the satisfaction or waiver of all of the conditions of the Offer (including, if the Offer is extended or amended in accordance with the terms of the Merger Agreement, the terms and conditions of any such extension or amendment), the Offeror shall on behalf of Parent, and Parent shall cause it to accept for payment and pay for, promptly (within the meaning of Rule 14e-1(c) of the of the Exchange Act) after the Expiration Time, all Shares validly tendered and not withdrawn pursuant to the Offer (the time at which Shares are first accepted for payment under the Offer, the “Offer Acceptance Time”).

If the Offer Acceptance Time occurs and immediately thereafter, the Offeror and its Affiliates own Shares representing eighty percent (80%) or more of the outstanding Shares, then (i) on the terms and subject to the conditions of the Offer, the Offeror will accept for payment and pay for all the Shares validly tendered and not validly withdrawn in the Offer and (ii) as promptly as practicable on the terms and subject to the conditions contained in the Merger Agreement, the Company will convene the Company Shareholders Meeting (as defined below) and seek the Company Shareholder Approval (as defined below). If the Offer Acceptance Time occurs and immediately thereafter, the Offeror and its Affiliates own Shares representing less than eighty percent (80%) of the outstanding Shares, then Parent and the Company may mutually agree to proceed with holding the Company Shareholders Meeting and seeking the Company Shareholder Approval. If the Offer Acceptance Time does not occur, neither the Company nor Parent will be obligated to proceed holding the Company Shareholders Meeting or seeking the Company Shareholder Approval.

Unless the Board of Directors of the Company (the “Board”) has made an Adverse Recommendation Change (as defined in the Merger Agreement), the Company shall prepare and cause to be filed with the SEC as promptly as reasonably practicable following the Offer Commencement Date, a proxy statement in preliminary form which can be mailed to the shareholders of the Company relating to a special meeting of the shareholders of the Company duly called and held in accordance with the Amended and Restated Certificate of Formation of the Company, as amended February 11, 2015 (the “certificate of formation”) and the Texas Business Organizations Code, as amended (the “TBOC”) to consider and vote on the approval of the Merger (the “Company Shareholder Approval Matters”) (such meeting, the “Company Shareholders Meeting” and such proxy statement, together with any amendments or supplements thereto the “Proxy Statement”), which Proxy Statement shall contain the Company Shareholder Approval Matters and the recommendation by the Board that the shareholders of the Company tender their shares in the Offer and approve the Merger (the “Company Board Recommendation”), and shall be prepared on the basis that Parent and the Company are proceeding with holding the Company Shareholders Meeting and seeking the Company Shareholder Approval on the basis that the 80% Minimum Condition has been met. Parent shall furnish all information concerning itself and the Offeror to the Company, and provide such other assistance, as may be reasonably requested by the Company or its outside legal counsel in connection with the preparation, filing and distribution of the Proxy Statement.

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If, immediately following the Offer Acceptance Time, the 80% Minimum Condition has been met or Parent and the Company mutually agree to proceed with the holding the Company Shareholders Meeting and seeking the Company Shareholder Approval (even though the 80% Minimum Condition has not been met), then the Company shall:

(i)	file the Proxy Statement in definitive form with the SEC containing the Company Shareholder Approval Matters and the Company Board Recommendation and cause such definitive Proxy Statement to be mailed to the shareholders of the Company as promptly as reasonably practicable after the SEC advises the Company that the SEC has no further comments on the Proxy Statement; and

(ii)	as soon as practicable after mailing of the definitive Proxy Statement to the shareholders of the Company, duly convene and hold the Company Shareholders Meeting and solicit the approval of the Company Shareholder Approval Matters by the holders of 80% or more of the issued and outstanding Shares of the Company (the “Company Shareholder Approval”).

At such time as the certificate of merger is duly filed with the Secretary of State of Texas (or at such later time as may be specified in the certificate of merger) (the “Effective Time”), the Offeror shall be merged (the “Merger”) with and into the Company in accordance with the provisions of the TBOC, and upon the terms and conditions set forth in the Merger Agreement, whereupon, the separate existence of the Offeror shall cease and the Company shall be the surviving corporation as a Subsidiary of Parent (the “Surviving Corporation”). As a result of the Merger, the Company will cease to be a publicly traded company. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

At the Effective Time:

(i)	each Share outstanding immediately prior to the Effective Time (other than Shares held by Parent or its Affiliates, or such Shares for which a holder has properly perfected its appraisal rights under the TBOC) shall be converted into the right to receive the Offer Price in cash (the “Merger Consideration”). As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist and shall thereafter represent only the right to receive the Merger Consideration. For the avoidance of doubt, neither Parent nor any Affiliate thereof shall have the right to receive the Merger Consideration with respect to Shares held by it, and the only Shares outstanding immediately after the Effective Time will be those Shares held by Parent and its Affiliates;

(ii)	each Share held by the Company as treasury stock (other than Shares in an Employee Plan, as such term is defined below, of the Company) immediately prior to the Effective Time and each Share owned by the Offeror as of the commencement of the Offer, shall be canceled, and no payment shall be made with respect thereto; and

(iii)	each share of common stock of the Offeror outstanding immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.” Availability to Parent and/or the Offeror of debt or other financing is not a condition precedent to consummation of the Transactions.

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The Offer is made only for Shares and is not made for any Company RSUs. The Merger Agreement provides that at or immediately prior to the Effective Time, each Company RSU granted or issued pursuant to the 2016 Plan, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive, at or promptly after the Effective Time, an amount in cash equal to the product of (i) the Merger Consideration and (ii) the total number of restricted stock units subject to such Company RSU. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Conflicts of Interest—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Treatment of Company RSUs,” which is incorporated by reference herein.

According to the Offer to Purchase, the principal offices addresses of the Offeror and Parent are 1430 Markum Ranch Road, East, Fort Worth, TX 76126 and 17010 Interstate 20, Cisco, TX 76437, respectively, and the telephone number for both such offices is (817) 850-3600.

The foregoing summary of the Offer, the Merger, the Merger Agreement and the Transactions is qualified in its entirety by the information set forth in “The Tender Offer—Section 12—Purpose of the Offer; Plans for Target; Stockholder Approval; Appraisal Rights” and “The Tender Offer—Section 13—The Transaction Documents” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to the Schedule TO, incorporated to this Schedule 14D-9 as Exhibit (a)(1) and incorporated herein by reference.

For the reasons described below, the Board supports the Offer, the Merger and the other Transactions and recommends that the Company’s shareholders (other than Parent and its subsidiaries, including the Offeror) tender their Shares to the Offeror pursuant to the Offer.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no other material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) the Company or any of its Affiliates, on the one hand and (ii) (x) any of its executive officers, directors or Affiliates, or (y) Parent or the Offeror or any of their respective executive officers, directors or Affiliates, on the other hand.

(a)	Arrangements between the Company and its Executive Officers, Directors, and Affiliates.

Our executive officers, directors and Affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and in the Transactions, including the Offer and the Merger, which may be different from, or in addition to, those of our shareholders generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions (see “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” of this Schedule 14D-9). As described in more detail below, these interests include:

•	the accelerated vesting and payment in respect of the Company RSUs;

•	the potential receipt of certain payments and benefits under the Executive Nonqualified Excess Plan of the Company;

•	the potential receipt of certain payments and benefits under individual employment agreements, as amended by one or more letter agreements, including upon certain types of terminations of employment following the consummation of the Transactions; and

•	the entitlement to indemnification benefits in favor of directors and executive officers of the Company.

For further information with respect to the arrangements between the Company and certain executive officers, directors and Affiliates described in this Item 3, as well as other arrangements between the Company and its executive officers, directors and Affiliates, please see the information under the headings “Executive Compensation,” “Transactions with Related Persons,” and “Proposal No. 3 Advisory Vote on Executive Compensation” of the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company on April 1, 2021 and incorporated herein by reference as Exhibit (e)(32), and the information under the heading “Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” of the Current Reports on Form 8-K filed by the Company on October 9, 2014, February 11, 2015, February 19, 2016, May 4, 2018, July 1, 2019, April 21, 2020 and September 30, 2020, which excerpts are incorporated herein by reference as Exhibits (e)(33) through (e)(39), respectively.

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Outstanding Shares Held by Directors and Executive Officers

If our executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as our other shareholders.

The following table sets forth (i) the number of Shares beneficially owned as of October 25, 2021 by each of our executive officers and directors (which, for clarity, includes Shares subject to issuance pursuant to granted and outstanding Company RSUs) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price. Except as specifically noted, all references to “directors” throughout this Schedule 14D-9 include only those directors comprising the Board and exclude any non-voting emeritus directors of the Company.

Name of Executive Officer or Director	Number of Shares (#)		Cash Consideration for Shares ($)
Stephen C. Jumper	295,316		691,039
C. Ray Tobias	125,382		293,394
Craig W. Cooper	93,070		217,784
Ted R. North	85,211		199,394
James W. Thomas (1)	67,430		157,786
James K. Brata	87,252		204,170
Mark A. Vander Ploeg	67,891	(2)	158,865
Michael L. Klofas	39,651	(3)	92,783
All of our current directors and executive officers as a group	861,203		2,015,215

(1)	On April 5, 2021, James W. Thomas, Chief Technology Officer and Executive Vice President of the Company, mutually agreed with the Company to reduce his responsibilities and executive role with the Company and step down from his position as an executive officer of the Company. Mr. Thomas will continue to be employed by the Company on a part time basis in the role of Geophysical Advisor.

(2)	Includes 36,792 shares of Common Stock held through The Hermosa Trust.

(3)	Includes 31,251 shares of Common Stock held directly by Mr. Klofas and 8,400 shares of Common Stock held in an investment account for the benefit of Mr. Klofas and his wife.

Treatment of Company RSUs

Except as otherwise expressly agreed in writing with the holder of the applicable security and conditioned upon the occurrence of the Effective Time, each Company RSU will be treated in the following manner:

Restricted Stock Units.      At or immediately prior to the Effective Time, each Company RSU, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive, at or promptly after the Effective Time, an amount in cash equal to the product of (1) the Merger Consideration and (2) the total number of restricted stock units subject to such Company RSU (the “RSU Consideration”). Prior to the Effective Time, the Company shall take all actions necessary or appropriate to effectuate the treatment of Company RSUs as described above.

During the period from the date of the Merger Agreement until the Effective Time, the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Parent in each instance (i) issue, deliver, sell, dispose, encumber, grant, confer, award or authorize the issuance, delivery, sale, disposal, encumbrance, grant, conferral or award of, any shares of any Company securities (including under the 2016 Plan) or Company Subsidiary securities, other than the issuance of (A) any Shares upon the settlement of any Company RSUs that are outstanding on the date of the Merger Agreement in accordance with their terms on the date of the Merger Agreement and (B) any Company Subsidiary securities to the Company or any other wholly-owned Subsidiary of the Company or (ii) amend or otherwise change any term of any Company security or any Company Subsidiary security (in each case, whether by merger, consolidation or otherwise).

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Since September 2, 2021 (the period commencing 60 days prior to the filing of this Schedule 14D-9), none of our executive officers or directors have sold Shares received upon the vesting or settlement of Company RSUs.

The table below sets forth, for each of our executive officers holding Company RSUs as of October 25, 2021 (i) the aggregate number of Shares subject to such Company RSUs and (ii) the value of cash amounts payable in respect of such Company RSUs on a pre-tax basis as of the consummation of the Offer, calculated by multiplying the Offer Price by the number of Shares subject to such Company RSUs. All Company RSUs currently held by our executive officers as of October 25, 2021 are unvested. No directors hold Company RSUs.

Name of Executive Officer	Number of Company RSUs (#)	Cash Consideration for RSUs ($)
Stephen C. Jumper	50,000	$117,000
James K. Brata	25,000	$58,500
C. Ray Tobias	25,000	$58,500

Employment Agreements and Letter Agreements

On October 8, 2014, the Company entered into employment agreements (each, an “Employment Agreement” and collectively, the “Employment Agreements,” as the same may be amended and supplemented from time to time) with Stephen C. Jumper, C. Ray Tobias, James K. Brata and James W. Thomas that set forth the terms and conditions of each executive officer’s employment. Each Employment Agreement provides that if the executive officer’s employment is terminated, he will receive any accrued and unpaid base salary as of the effective date of his or her termination and any employment benefits that have fully accrued and vested but have not been paid, in each case, as of the effective date of the termination of his employment and otherwise in accordance with applicable law.

Further, if, during the term of the Employment Agreement, the executive officer’s employment is terminated by the Company without Cause or by the executive officer for Good Reason (as each term is defined in the respective Employment Agreement): (i) the executive officer will receive severance payments in an amount equal to the continuation of the executive officer’s then-current base salary for the remainder of the term of the Employment Agreement, payable in equal bi-weekly payments in accordance with the Company’s payroll practices, (ii) all award agreements in effect between the Company and the executive officer under any equity compensation plan maintained by the Company will become automatically fully vested and exercisable, (iii) the executive officer will be entitled to a lump sum payment equal to the cost to the executive officer under COBRA to extend his or her then-current group health plan benefits for 18 months following the date of termination, (iv) the executive officer will be entitled to a lump sum payment equal to the prorated amount of the bonus, if any, the executive officer was eligible to earn pursuant to the Company’s annual incentive plan or similar arrangement, during the calendar year or fiscal year, as applicable, of his or her termination and (v) if the Company was providing the executive officer with an automobile, the executive officer may, for ten dollars ($10) of consideration paid to the Company, cause the Company to (a) transfer the title of such automobile to the executive officer, if such automobile is owned by the Company, or (b) assign the executive officer the Company’s right, title and interest in such automobile’s lease, if such automobile is leased by the Company.

Each Employment Agreement also provides the executive officer with additional benefits if the executive officer is terminated without Cause or the executive officer terminates his or her employment for Good Reason within the 12-month period immediately following a Change of Control (as defined in the Employment Agreement).

On February 15, 2016, the Company entered into letter agreements to amend the then-existing Employment Agreements between the Company and each of Mr. Jumper, Mr. Tobias, Mr. Brata and Mr. Thomas by modifying the annual base salary terms of the then-existing existing Employment Agreements. On May 4, 2018, the Company entered into letter agreements to amend the then-existing Employment Agreements between the company and each of Mr. Jumper, Mr. Tobias, Mr. Brata and Mr. Thomas by modifying certain annual base salary provisions.

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On April 15, 2020, the Company entered into letter agreements (each, a “2020 Letter Agreement,” and collectively, the “2020 Letter Agreements”) with each of Mr. Jumper, Mr. Tobias, Mr. Brata and Mr. Thomas in order to amend their respective then-existing Employment Agreements, each between the Company and the respective executive officer. Pursuant to the 2020 Letter Agreements, the current term of the then-existing Employment Agreements extended until the close of business on February 11, 2023 and, pursuant to the 2020 Letter Agreements, such term shall not be automatically renewed for any period following such date. The 2020 Letter Agreements set the annual base salary for each applicable executive officer and provided that, in the event an applicable executive officer, during the period from March 30, 2020 until February 11, 2023 (the “Adjustment Period”) incurs a Qualifying Termination (as defined in the respective Employment Agreements): (i) the salary that is used for determining certain severance benefits will be based on the executive officer’s Original Salary Rate (as defined in the 2020 Letter Agreements) and (ii) the period during which such severance benefit is payable shall be based on the remainder of the Current Term (as defined in the 2020 Letter Agreements) or twelve (12) months, whichever is longer. A retention payment, not to exceed a set amount intended to represent the aggregate reductions to the executive officer’s base salary during the Adjustment Period, subject to reduction by the Board, will be payable to an executive officer if such executive officer is continuously employed until the earlier of the close of the Current Term or a Qualifying Termination.

On April 15, 2020, the Company entered into a letter agreement with Mr. Jumper in order to amend his then-existing Employment Agreement and modify certain annual base salary provisions to continue until the expiration of the Adjustment Period.

In addition, the Employment Agreements contain customary provisions relating to confidentiality, non-solicitation, non-competition and non-disparagement.

The descriptions above are qualified in their entirety by reference to the Employment Agreements and letter agreements, which are filed as Exhibits (e)(15) through (e)(31) hereto and incorporated herein by reference.

Although it is not currently anticipated that any of our executive officers will experience a termination of employment in connection with the consummation of the Transactions, we estimate that the aggregate amount payable to our executive officers pursuant to the terms of their letter agreements, as applicable (including the value of Company RSUs canceled and converted into the right to receive Merger Consideration upon consummation of the Merger) would equal an amount between approximately $2,054,942 and $3,853,884 (as further described below), assuming that the consummation of the Transactions was October 25, 2021, and that each executive officer incurred a severance-qualifying termination of employment immediately following the consummation of the Transactions.

Potential Payments Upon a Change of Control or Termination

The award agreements under the 2016 Plan generally permit accelerated vesting of awards in the event of a change of control or upon termination of employment for reasons other than cause, or termination of employment due to death or disability. The Employment Agreements limit the extent to which such accelerated vesting will apply for the “Named Executive Officers.” Under the Employment Agreements, if a Named Executive Officer’s employment is terminated by the Company without “cause,” by the executive officer for “good reason” or due to “disability” (as each such term is defined in the Employment Agreement), whether before or after a change of control, accelerated vesting and exercisability of the Named Executive Officer’s currently outstanding awards under the 2016 Plan will occur. Similarly, in the event of a Named Executive Officer’s death, the award agreements under the 2016 Plan will provide for such accelerated vesting and exercisability. The Employment Agreements also provide for severance, bonus payments and other compensation, in the event that a Named Executive Officer’s employment is terminated by the Company without “cause” or by the executive for “good reason.” Further, in the event of a “change in control” of the Company that results in the termination of the executive’s employment by the Company without “cause” or by the executive for “good reason” within 12 months of the change in control, the executive would be entitled to receive two times the stated amounts for severance payments, bonus payments and COBRA benefits.

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The 2016 Plan defines a “change of control” as, except as otherwise reflected in an award agreement, occurring when (i) any “person” (as such term is used in Sections 13(d) and 14(d)(2) of the Exchange Act) is or becomes a beneficial owner, directly or indirectly, of securities of the Company representing 20% or more of the total voting power of the Company’s then outstanding securities; (ii) the individuals who were members of the Board of the Company immediately prior to a meeting of the shareholders of the Company involving a contest for the election of directors shall not constitute a majority of the Board following such election unless a majority of the new members of the Board were recommended or approved by majority vote of members of the Board immediately prior to such shareholders’ meeting; (iii) the Company shall have merged into or consolidated with another corporation, or merged another corporation into the Company, on a basis whereby less than 50% of the total voting power of the surviving corporation is represented by shares held by former shareholders of the Company prior to such merger or consolidation; or (iv) the Company shall have sold, transferred or exchanged all, or substantially all, of its assets to another corporation or other entity or person. The change of control definition under Section 409A of the Internal Revenue Code will apply to the extent necessary to comply with the requirements of Section 409A of the Internal Revenue Code in the event an award under the 2016 Plan is subject to Section 409A of the Internal Revenue Code. The definition of “change of control” under the Employment Agreements is defined in a manner consistent with the 2016 Plan.

To the extent that any of our Named Executive Officers’ compensation arrangements are described in
“—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Employment Agreements and Letter Agreements” of this Schedule 14D-9, they are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each Named Executive Officers’ “golden parachute” compensation as of October 25, 2021, calculated in accordance with the SEC’s rules on disclosing such golden parachute compensation, assume the following:

•	consummation of the Transactions constitutes a change in control for purpose of the applicable compensation plan or agreement;

•	the change in control was consummated on October 25, 2021, the latest practicable date prior to the filing of this Schedule 14D-9;

•	each Named Executive Officers’ employment is terminated without “cause” or with “good reason” immediately following the change in control; and

•	the value of the vesting acceleration of the Named Executive Officers’ equity awards is calculated using the Offer Price.

The amounts reported below are estimated based on multiple assumptions that may or may not actually occur, including the assumptions described above and elsewhere in this Schedule 14D-9. As a result, the transaction-related compensation, if any, to be received by a Named Executive Officer may materially differ from the amounts set forth below. The amounts in the table below do not include any value received in respect of Company RSUs held by the Named Executive Officers that are vested prior to the consummation of the Transactions.

Executive	Salary ($)(1)	Bonus ($)(2)	Vesting of stock awards ($)(3)	Vesting of option awards ($)(4)	All other benefits and perquisites ($)(5)	Total ($)
Stephen C. Jumper
Termination Without Cause / With Good Reason	773,077	–	117,000	–	19,548	909,625
Change in Control Termination	1,546,154	–	117,000	–	39,096	1,702,250
James K. Brata
Termination Without Cause / With Good Reason	450,962	–	58,500	–	32,422	541,884
Change in Control Termination	901,924	–	58,500	–	47,844	1,008,268
C. Ray Tobias
Termination Without Cause / With Good Reason	515,385	–	58,500	–	29,548	603,433
Change in Control Termination	1,030,770	–	58,500	–	54,096	1,143,366

(1)	Pursuant to the 2020 Letter Agreements, which provide for certain salary reductions for each Named Executive Officer during an adjustment period commencing March 30, 2020 and ending February 11, 2023, in the event of such Named Executive Officer’s termination without cause, for good reason or under certain circumstances following a change of control, in each case during such adjustment period, the severance benefits payable to such Named Executive Officer will be based on the base salary amount in effect immediately prior to such adjustment period.

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(2)	Our Named Executive Officers were not eligible for any cash bonus payments with respect to the year ended December 31, 2020 under the 2014 Plan.

(3)	The Merger Agreement provides that at or immediately prior to the Effective Time, each Company RSU granted or issued pursuant to the 2016 Plan, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive, at or promptly after the Effective Time, an amount in cash equal to the product of (i) the Merger Consideration and (ii) the total number of restricted stock units subject to such Company RSU.

(4)	All option awards held by our Named Executive Officers are fully vested.

(5)	All other benefits and perquisites include COBRA benefits as set forth in the Employment Agreements and automobile perquisites, as applicable.

Employee Benefits

For the period commencing on the date of the Effective Time through the first anniversary thereof, Parent shall, or shall cause the Surviving Corporation to, provide each employee of the Company or any of its Subsidiaries employed by the Company or any of its Subsidiaries immediately prior to the Effective Time whose employment with the Surviving Corporation (or Parent or any of its Affiliates) continues after the Effective Time (each, a “Continuing Employee”) with a base salary or wage rate that is no less favorable than the base salary or wage rate provided to similarly situated employees of Parent or its Affiliates immediately prior to the Offer Acceptance Time.

Following the Effective Time, Parent shall use commercially reasonable efforts to provide (or cause to be provided) to each Continuing Employee full credit for prior service with the Company and its Subsidiaries for purposes of vesting and eligibility to participate in employee benefit plans maintained by Parent or its Subsidiaries for which the Continuing Employee is eligible to participate following the Effective Time (but such service credit shall not be provided for benefit accrual purposes, except for vacation and severance) to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any analogous Employee Plan; provided that the foregoing shall not apply to the extent that it would result in any duplication of benefits for the same period of service. Parent shall, and shall cause its Subsidiaries (including the Surviving Corporation) to, use commercially reasonable efforts to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage of the Continuing Employees (and any dependents thereof) under any welfare benefit plans in which such Continuing Employees (and any dependents thereof) may be eligible to participate after the Closing to the same extent such preexisting conditions, exclusions and waiting periods are waived under any analogous Employee Plan prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid by such Continuing Employee during the calendar year in which the Effective Time occurs under the relevant welfare benefit plans in which such Continuing Employee is eligible to participate from and after the Effective Time to the same extent as such Continuing Employee was entitled, prior the Effective Time, to credit of such co-payments or deductibles under any analogous Employee Plan.

As used herein, “Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (regardless of whether such plan is subject to ERISA), (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (x) that is sponsored, maintained, administered, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries or (y) for which the Company or any of its Subsidiaries has or may have any direct or indirect liability

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Section 16 and Rule 14d-10 Matters

Prior to the Effective Time, each party to the Merger agreement shall take all such steps as may be required to cause any dispositions of Shares in connection with the transactions contemplated by the Merger Agreement (including derivative securities of such Shares) by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

The 2016 Plan has been approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act. Prior to the Effective Time, the Company will take all steps that may be necessary or advisable to cause each Employee Plan pursuant to which consideration is payable to any officer, director or employee entered into by the Company or any of its Subsidiaries on or after the date of the Merger Agreement to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act in a manner that satisfies the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Potential for Future Arrangements

To our knowledge, except for certain agreements described in this Schedule 14D-9, or in the documents incorporated by reference herein, between the Company and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, the Offeror, any of their respective affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

In addition, although such other arrangements have not, to our knowledge, been finalized as of the date of this Schedule 14D-9, it is possible that members of our current management team will enter into new employment or consulting arrangements with the Surviving Corporation. Such other arrangements may include the right to purchase or participate in the equity of the Offeror or its affiliates. Any such other arrangements with our existing management team will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director Compensation

For services performed in 2020, each non-employee director serving on the Board received fees paid in cash of $84,000, consisting of quarterly payments of approximately $21,000, and each director emeritus received fees paid in cash of $66,000, part of which were awarded prior to each director emeritus’s resignation as a director after the 2020 annual shareholders meeting. In addition, members of the Audit Committee of the Board received cash payments totaling $18,000, with the Chairman of the Board receiving an additional $6,000 in cash. Members of the Compensation Committee of the Board received an additional $6,000 in cash. The Lead Director of the Board received an additional $12,000 in cash. The Company also reimburses reasonable expenses incurred by directors in attending meetings of the Board and other company business. None of the reimbursements for the non-employee directors exceeded $10,000 in 2020.

Directors who are also full-time officers or employees of the Company receive no additional compensation for serving as directors.

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Indemnification of Directors and Officers; Insurance

Pursuant to the Merger Agreement, Parent shall cause the Surviving Corporation, and the Surviving Corporation has agreed, to do the following:

(i)	For six years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by the TBOC or any other applicable law or provided under the Company’s certificate of formation and bylaws (the “bylaws”) in effect on the date of the Merger Agreement; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law.

(ii)	For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of formation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the Merger Agreement.

(iii)	Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the Merger Agreement or the transactions or actions contemplated hereby); provided that the Company shall give Parent a reasonable opportunity to participate in the selection of such tail policy and the Company shall give reasonable and good faith consideration to any comments made by Parent with respect thereto. If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Corporation shall purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof. Notwithstanding the foregoing, in no event shall Parent or the Surviving Corporation be required to, and in no event shall the Company be permitted to, without Parent’s prior written consent, expend for the policies pursuant to this section an aggregate premium amount in excess of 300% of the amount per annum the Company paid in its last full fiscal year; provided that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(iv)	If Parent, the Surviving Corporation or any of its successors or assigns (A) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (B) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth above.

(v)	The rights of each Indemnified Person shall be in addition to any rights such person may have under the certificate of formation or bylaws of the Company or any of its Subsidiaries, under the TBOC or any other applicable law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her representatives.

(b)	Arrangements with the Offeror and Parent and their Affiliates.

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Merger Agreement

On October 25, 2021, the Company, Parent and the Offeror entered into an Agreement and Plan of Merger. The summary of the material provisions of the Merger Agreement contained in “The Tender Offer—Section 11—The Transaction Documents” and the description of the conditions of the Offer contained in “The Tender Offer—Section 15—Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to the Schedule TO, incorporated to this Schedule 14D-9 as Exhibit (a)(1) and incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to the Current Report on Form 8-K filed by the Company with the SEC on October 25, 2021 (the “Merger Agreement Form 8-K”). The Merger Agreement Form 8-K provides shareholders with information regarding the terms of the Merger Agreement. The Merger Agreement and the summary of its terms contained in the Merger Agreement Form 8-K are incorporated herein by reference. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the Company to Parent and the Offeror in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, as applicable, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, the Company, Parent, the Offeror, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Schedule TO and related exhibits, including the Offer to Purchase, and this Schedule 14D-9, as well as in the Company’s other public filings.

Confidentiality Agreement

The Company and Parent entered into a confidentiality agreement dated as of September 21, 2021 (the “Confidentiality Agreement”). As a condition to being furnished certain confidential information (“Confidential Information”), Parent agreed that such Confidential Information will be kept by it and its representatives confidential and will be used solely for the purpose of evaluating, negotiating and consummating a possible transaction between it and the Company.

This summary and description of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

The Board has unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of, the Company and its shareholders, (b) approved, declared advisable and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (c) resolved that the Merger Agreement and the Merger will be governed by and effected under the TBOC and (d) recommended that the Company’s shareholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares to the Offeror in the Offer and, if applicable, approve the Merger.

Accordingly, and for other reasons described in more detail below, the Board recommends that holders of Shares (other than Parent and its subsidiaries) tender their Shares to the Offeror pursuant to the Offer.

(i)	Background of Offer and Merger

The following chronology summarizes the key meetings and other events between representatives of the Company and representatives of Parent, and between representatives of the Company and representatives of certain other potential parties to a strategic transaction.

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General

In the ordinary course of its business, the Board, with the assistance of the Company’s senior management team and the Company’s advisors, regularly evaluates and periodically reviews the near-term and long-term strategy, performance, positioning, and operating prospects of the Company with a view toward preserving and enhancing shareholder value. These reviews have included, from time to time, discussions as to whether the continued execution of the Company’s strategy as a stand-alone, publicly-traded company, a possible business combination with a third party or a possible sale of the Company to a third party offered the best opportunity to preserve and enhance shareholder value, and the potential benefits and risks associated with each such course of action.

As described further below, the Board, with the assistance of Moelis & Company LLC ("Moelis"), commenced an on-going review and analysis of the Company's potential strategic alternatives in mid-2019. During this same period, Company management commenced efforts to scale the Company to match the declining demand for its seismic services. In reaching its decision to enter into the transaction with Parent, the Board has thoroughly considered the potential strategic options available to the Company, the current and long term prospects for the Company and the sector in which it operates, including the lack of meaningful and sustainable demand for North American onshore seismic services, as well as an ongoing skilled labor shortage required to meet any potential increase in demand. Further, management has advised the Board that, until demand for North American onshore seismic services dramatically increases, which the Company does not foresee at this time based on presently available information, it believes that (i) downward pressure on cash and net working capital balances will continue even if the Company undertakes further right-sizing efforts relative to demand and (ii) the Company will face challenges in making the significant capital investments necessary to grow its revenue stream if and when demand increases. The Board believes that this transaction presents all of the Company's shareholders with an opportunity to achieve liquidity for their shares at the Offer Price, is the most optimal path forward and is in the best interest of the shareholders.

Chronology

Beginning in early 2019, Stephen C. Jumper, the Company’s Chairman, President and Chief Executive Officer began regularly reporting to the Lead Director of the Board (the “Lead Director”) regarding strategic outlook, considerations of actions the Company could take to preserve and enhance shareholder value and industry headwinds. At regularly scheduled Board meetings, the Board discussed potential strategies to return capital to stockholders, such as share buyback programs or cash dividends. The Board also discussed the outlook and potential strategic options and the potential engagement of a financial advisor to assist with assessing the market and potential strategic options for the Company. During this same period, Company management commenced efforts to scale the Company to match the declining demand for North American onshore seismic services.

On July 22, 2019, at the direction of the Board, the Company engaged Moelis as its exclusive financial advisor to assist it in evaluating the potential strategic opportunities available to the Company. The Company engaged Moelis after interviewing other potential advisors due to their extensive industry experience and their independence from the Company. The Board further determined that Baker Botts L.L.P. (“Baker Botts”), the Company’s principal outside counsel, should continue in such role, including representing the Company in evaluating potential strategic opportunities.

On July 30, 2019, the Board held a meeting in Dallas, Texas at which representatives from Baker Botts and certain members of senior management of the Company were present, and representatives from Moelis joined telephonically. Moelis reviewed with the Board information regarding the process to assist the Company in evaluating its potential strategic alternatives and the outlook for the Company, including the preliminary timeline for such evaluation process. Throughout the course of the below discussions, meetings and negotiations, the Board considered and discussed the value and treatment of the Company’s federal tax net operating loss carryforward (“NOL”). Due to the uncertainty of such NOLs’ future use or value, the potential transaction counterparties did not attribute a significant valuation thereto.

On September 24, 2019, the Board held a meeting in Dallas, Texas at which representatives from Moelis and Baker Botts were present, as well as certain members of senior management of the Company. Moelis reviewed the Company’s market performance and outlook, and financial considerations relating to multiple potential transaction structures, including a “bolt on” acquisition, a transformational transaction, strategic venture or merger candidates and potential sale of the Company. Following such meeting of the Board, at the instruction of the Board, Moelis engaged in preliminary and informal conversations with multiple potential transaction partners.

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On November 4, 2019, the Company’s management, and certain members of the Board, convened a meeting, with Moelis and Baker Botts present, to discuss the strategy for outreach to identified potential counterparties. Moelis reviewed potential candidates for a “bolt on” acquisition, a transformational transaction, including the sale of the Company, a reverse merger transaction, and strategic venture transactions. The Company’s management and certain members of the Board discussed strategies for approaching each of the potential candidates and timing for such approaches. The Board then directed Moelis to approach certain parties on a no-names basis over the course of the next several weeks.

During a several month period beginning November 14, 2019, at the direction of the Board, Moelis undertook an outreach process to review the market for potential counterparties, ranging from publicly traded and private companies (some of which had existing seismic operations, some of which did not), smaller companies with complementary businesses or assets, companies with international and offshore operations and private investors in the sector. Moelis provided preliminary feedback to Mr. Jumper at various points during this period, and Mr. Jumper reported such matters to the Board throughout such period.

On November 14, 2019, Moelis made initial contact with a seismic services company (“Company 1”). During October 2019, Mr. Jumper had held preliminary discussions with Company 1’s management regarding each company’s strategic position and potential alternatives. Moelis contacted an affiliate of Company 1 to explore whether there would be interest in a potential combination or other strategic transaction. During this discussion, the shareholder noted the strategic merit of the potential combination; however, it relayed that Company 1 intended to focus internally.

Moelis also made initial contact on such date with a publicly traded oilfield services company (“Company 2”). Company 2 declined to participate in further discussions, indicating it preferred not to invest in seismic equipment and related services at this time.

On November 18, 2019, Moelis made initial contact with another company that focused on seismic services (“Company 3”). Company 3’s senior management generally expressed that they were not interested in pursuing further investment in a seismic acquisition.

Moelis also made initial contact on November 18, 2019 with a private investment company in the seismic industry (“Company 4”). Mr. Jumper spoke with strategic officers of an existing portfolio company of Company 4, who ultimately indicated they did not have interest in a potential transaction with the Company.

Moelis also made initial contact on November 18, 2019 with a privately owned company (“Company 5”) via email correspondence with Company 5’s financial advisor regarding a potential acquisition of Company 5 by the Company. Moelis proceeded to have discussions with Company 5’s financial advisor over the next week but learned Company 5 would only be interested in a commercial relationship as opposed to a formal transaction at this time based on valuation and strategic logic.

On November 19, 2019, Moelis made initial contact with a publicly traded seismic services provider (“Company 6”) by initiating email correspondence. Moelis made multiple efforts to further pursue outreach; however, ultimately such efforts did not result in a response.

On November 20, 2019, Moelis spoke with a large international company (“Company 7”) to introduce the investment opportunity. Company 7 was not interested in an acquisition of the Company due to the U.S. component/focus of the business and informed Moelis that it was considering initiating a sale process to divest the business that might be complementary should the Company be interested in participating as a potential buyer in the process.

On November 21, 2019, Moelis made initial contact with an international seismic services provider (“Company 8”). Company 8 expressed an interest in a potential commercial relationship with the Company but was not interested in pursuing a formal partnership or transaction.

During November 2019, Mr. Jumper spoke with a representative of Parent to introduce the Company’s interest in a potential merger or other strategic transaction involving an affiliate of Parent (“Company 9”).

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On December 2, 2019, Moelis contacted Parent at the direction of the Company to advance discussions regarding a potential transaction involving the Company, Company 9 and Parent. Parent subsequently recommended an in-person meeting with Moelis and Parent.

On December 3, 2019, the Board convened a meeting via videoconference, with representatives of Moelis and Baker Botts in attendance, to receive an update on the process. Moelis reported on which parties had been contacted, responses and next steps and action items.

On December 11, 2019, at the direction of the Company, Moelis met with representatives of Parent to further discuss a potential transaction involving the Company and Company 9 and Parent.

On December 17, 2019, Moelis spoke with Company 7 again to further discuss the Company’s potential participation in the potential divestiture process by Company 7.

In January 2020, conversations continued between the Company’s management and Parent. The Company subsequently chose not to further pursue a potential strategic transaction with Company 9 at that time due to the non-transformational nature of a potential transaction.

On February 3, 2020, Company 7 subsequently included its financial advisor in discussions, and Moelis spoke with teams from both Company 7 and such advisors. The Company considered participation in Company 7’s divestiture process but ultimately decided there was little strategic interest for expansion into international markets.

On February 24, 2020, the Board held a regularly scheduled meeting to review preliminary 2019 annual results and discuss 2020 outlook and strategic considerations. Moelis and Baker Botts joined the meeting, and Moelis provided an update on the outreach process, including which parties continued to appear to be viable options at this stage and next steps for further discussions.

During March 2020, various meetings were convened amongst Moelis, Baker Botts and Mr. Jumper, as well as its Lead Director, to discuss the Covid-19 outbreak, early impacts on the industry and the deteriorating commodity price environment. On March 26, 2020, a meeting of the Board was convened, with Moelis and Baker Botts participating. Mr. Jumper provided a market, financial and operational update and discussed the Covid-19 outbreak and commodity price drops. The Board received input from Moelis on certain strategic expectations in the near and long term.

In April of 2020, Mr. Jumper had conversations with Parent regarding a potential strategic transaction and exchanged drafts of a non-disclosure agreement.

On April 28, 2020, the Board convened a regularly scheduled meeting and Baker Botts and Moelis participated. The Board discussed the ongoing Covid-19 pandemic, market pressures and outlook. The Board considered a shareholder rights plan in response to the current market conditions for the Company’s stock, and Baker Botts and Moelis each reviewed certain information with the Board for consideration.

On June 9, 2020, the Board convened a regularly scheduled meeting following the Company’s annual shareholder meeting, and Baker Botts and Moelis participated. Moelis provided a market outlook update. The Board further considered a shareholder rights plan in response to the current market conditions and reviewed a draft rights plan provided by Baker Botts. The Board elected not to proceed with executing a rights plan at this time but did approve putting the plan “on the shelf” for future consideration if market conditions warranted.

On July 22, 2020, Moelis had a follow-up call with Company 5’s financial advisors at the direction of the Company. Given Company 5’s apparent valuation expectations, the Company elected to not pursue further discussions with Company 5 regarding a potential acquisition by the Company.

On July 28, 2020, the Board held a regularly scheduled meeting to review preliminary Q2 2020 financial results and discuss outlook and strategic considerations. Moelis and Baker Botts joined the meeting and Moelis provided an update on the process.

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In late August and early September 2020, the Company, Moelis and Baker Botts convened calls to discuss potential developments with Company 1. Moelis then contacted one of Company 1’s largest shareholders for an update on its status and to reiterate the Company’s potential interest in exploring transaction alternatives.

On October 19, 2020, Parent filed a Schedule 13G disclosing ownership of 1.8 million shares in the Company, equating to an approximate 7.8% ownership at such time. On October 22, 2020, Mr. Jumper discussed the Schedule 13G filing with Parent, and Mr. Jumper, Moelis and Baker Botts convened a call to discuss the same.

On October 26, 2020, the Board held a meeting, including Moelis and Baker Botts, to discuss the Schedule 13G filed by Parent, market outlook and next steps. The Board again discussed and considered adopting a shareholder rights plan but elected to leave such plan “on the shelf” at this time.

In early November 2020, phone calls were held amongst Mr. Jumper, the Lead Director, Baker Botts and Moelis to discuss next steps with Parent and consideration of a non-disclosure agreement. Also, in November 2020, Mr. Jumper had further conversations with Parent regarding its position in the Company’s stock and its future intentions.

On December 8, 2020, the Board convened a meeting with Moelis and Baker Botts participating to discuss Parent’s position in the Company’s stock, conversations between Mr. Jumper and Parent and next steps. Moelis provided a market update and strategic outlook. Mr. Jumper provided an operational update and business outlook for 2021.

On January 12, 2021, the Board convened a meeting to discuss strategic matters with Moelis and Baker Botts. Moelis reviewed the strategic landscape and market performance of the Company’s stock. Baker Botts provided a presentation on considerations for a shareholder rights plan, and the Board again considered adoption but elected to leave such plan “on the shelf” at this time.

On January 19, 2021, Parent filed a Schedule 13D disclosing ownership of 2.3 million shares in the Company, equating to an approximate 9.7% ownership at such time. Parent also sent a non-binding letter of intent on January 19, 2021, proposing an acquisition of Company 9 by the Company in a stock-for-stock transaction, with Company 9 shareholders receiving pro forma Company ownership of 20%, in addition to ownership in the Company already held by Company 9 shareholders, plus $10.0 million of cash consideration.

During the course of January 19, 2021 through January 27, 2021, Mr. Jumper, Moelis and Baker Botts had multiple discussions regarding the Schedule 13D filed by Parent and the letter of intent delivered by Company 9 with respect to its proposed transaction with the Company. The Board also convened a meeting during this period to discuss reactions to these developments and next steps, as well as receiving an update from Moelis regarding activity with other potential transaction partners.

In early February 2021, the Company and Company 9 executed a non-disclosure agreement to further evaluate a potential transaction, and the Company provided a preliminary diligence list to review Company 9’s financial and operational profile. Also, in February 2021, the Company and Company 1’s management teams discussed each party’s interest in engaging in merger and acquisition dialogue. Subsequently, each company’s Chief Executive Officer and financial advisors outlined a related evaluation process and the Company and Company 1 executed a non-disclosure agreement. The Board convened a meeting on February 4, 2021 to receive an update on status of discussions with Company 9 and Company 1.

In response to high volume trading in the Company’s stock in late February, Mr. Jumper and certain other members of the Board convened a meeting with Moelis and Baker Botts on February 25, 2021 to discuss reasons for such trading, potential responses and the status of strategic discussions.

In early March 2021, the Company directed Moelis to discuss required diligence and the logistics for sharing diligence information with both Parent and Company 1’s financial advisor to further evaluate a potential transaction involving Company 9 and Company 1, respectively. The Company subsequently received preliminary diligence materials from Company 9.

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On March 9, 2021, the Board convened a regularly scheduled meeting and received updates from Moelis and Baker Botts on the strategic discussions with Company 9 and Company 1. The Board also discussed the trading activity and market for the Company’s stock, and further discussed whether a shareholder rights plan was appropriate.

Over the course of April 5 and 6, 2021, meetings were convened amongst certain members of the Board, with Moelis and Baker Botts joining, to discuss the status of analysis with respect to a potential transaction with Company 9, the market for the Company’s stock and potential implementation of a shareholder rights plan. Shortly thereafter, Mr. Jumper and Moelis informed representatives of Parent of its decision to no longer pursue the potential transaction proposed by Company 9 based on valuation expectations and the non-transformative nature of such a potential transaction, which would have required the Company to acquire Company 9 and not provided Company shareholders with an opportunity to achieve liquidity.

On April 8, 2021, the Board convened a meeting with Moelis and Baker Botts participating to discuss the status of strategic discussions, the market for the Company’s stock and consideration of a shareholder rights plan. Mr. Jumper and Moelis reported on the status of strategic discussions, including the termination of discussions with Company 9 and potential for a transaction with Company 1. Moelis reported on the shareholder landscape and market for the Company’s stock. Baker Botts presented materials regarding the shareholder rights plan, fiduciary duty considerations for the Board and required documents and filings for implementing such a plan. The Board considered and approved implementing the shareholder rights plan for a period of one year in order to protect Company shareholders from coercive or unfair takeover techniques and to help ensure that the Company’s shareholders would not be deprived of the opportunity to realize the full and fair value of their investment, particularly given market conditions effecting the Company’s stock. Also, in April 2021, the Company and Company 1 each opened a virtual data room for reciprocal diligence exchanges.

On April 20, 2021, the Board convened a meeting with Moelis and Baker Botts participating to receive an update on strategic discussions, particularly with respect to review of materials received from Company 1.

In May 2021, Company 1 made a verbal proposal to merge with the Company in a stock-for-stock transaction, with a pro forma ownership of 60% for Company 1’s shareholders and 40% for the Company’s shareholders. Company 1 management presented its outlook for the business to Mr. Jumper and other members of the Company’s management team during a videoconference meeting.

On May 11, 2021, the Board convened a regularly scheduled meeting following the annual shareholders meeting of the Company, and Moelis and Baker Botts participated. Moelis updated the Board on discussions with Company 1 and reviewed certain preliminary financial information.

In early June 2021, Company 1 shared incremental information to assist in the Company’s ongoing evaluation of Company 1’s business and financial profile. The Board convened a meeting on June 3, 2021 with Moelis and Baker Botts participating to receive an update on the discussions and analysis. The Company subsequently made a verbal counter proposal with pro forma ownership of 60% for the Company’s shareholders and 40% for Company 1’s shareholders.

In July 2021, the Company, Company 1 and their respective financial advisors met via videoconference to discuss next steps to progress diligence and the transaction evaluation. Later that month, Mr. Jumper informed Company 1’s management team of the Company’s intent to pause evaluation of a potential transaction, primarily due to concerns surrounding Company 1’s backlog transformation, international projects and valuation expectations, and shortly thereafter Moelis informed Company 1’s financial advisors of the Company’s decision to no longer pursue a combination with Company 1.

On August 3, 2021, the Board held a regularly scheduled meeting to discuss second quarter results, outlook and strategic options.

On August 24, 2021, the Company received an unsolicited proposal from Parent to acquire all outstanding shares of the Company not already owned by Parent for a price of approximately $2.225 per share in cash pursuant to either a tender offer or merger transaction. On August 25, 2021, the Board convened a meeting with Moelis and Baker Botts participating to discuss the proposal.

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Multiple meetings were held amongst Mr. Jumper, Mr. Brata, Moelis and Baker Botts between September 7 and September 9 to discuss the proposal, alternatives, and potential next steps. On September 9, 2021, the Board convened a meeting with Moelis and Baker Botts participating to discuss the proposal, alternatives and potential response, and Moelis reviewed certain preliminary financial information. Shortly after such meeting, Mr. Jumper made a verbal counter proposal to Parent for Parent to acquire all of the outstanding shares of the Company not already owned by Parent for a price of approximately $2.70 per share pursuant to either a tender offer or a merger. In connection with commencing such negotiations with Parent, Mr. Jumper addressed the Company’s NOL and the potential valuation thereof with respect to the potential transaction. However, due to the uncertainty of such NOLs’ future use or value, Parent did not attribute a significant valuation thereto.

On September 13, 2021, Parent provided a response to the Company’s counter proposal at a price of $2.32 per share.

Multiple meetings were held amongst Mr. Jumper, Moelis and Baker Botts on September 13, 2021 and September 14, 2021 to discuss the counter proposal. On September 14, 2021, the Board convened a meeting with Moelis and Baker Botts participating to discuss the counter proposal. Later that day, Mr. Jumper provided a verbal counter proposal to Parent at a per share price of approximately $2.50 per share. Parent provided a verbal response to the Company’s counter proposal at a price of $2.35 per share, with a potential adjustment to the total cash consideration to be paid if the ending cash balance of the Company at September 30, 2021 fell below $43 million. Mr. Jumper subsequently spoke with Parent and the parties determined that Parent’s proposal letter had incorrectly calculated the total diluted shares outstanding. Mr. Jumper corrected such information and provided the Company’s preliminary cash balance as of August 31, 2021. Shortly thereafter, Parent provided a revised counter proposal at a per share price of $2.3366, with a potential adjustment to the total cash consideration to be paid if the actual ending cash balance of the Company at August 31, 2021 fell below $42.4 million.

On September 15, 2021, the Board convened a meeting with Moelis and Baker Botts to discuss the counter proposal, and Moelis provided illustrative information summarizing the counter proposal. The Board discussed a counter proposal at $2.34 per share, and Moelis noted that such price would be a 22% premium to the closing price of $1.92 on September 14, 2021. The Board also discussed whether any viable alternative transactions existed, particularly discussing whether confidentially re-approaching Company 1 and Company 2 would be advisable. Following further discussion with Moelis regarding the most recent conversations with such parties, the ability of any party to propose a superior offer even if the Company executed a definitive agreement with Parent, and the risks of creating rumors or otherwise jeopardizing the potential transaction with Parent, the Board determined that Moelis should not make further contact with such parties. Subsequently on September 15, 2021, Mr. Jumper provided a verbal counter proposal to Parent at a per share price of $2.34 per share and agreed to the cash consideration adjustment proposed by Parent. Later, on September 15, 2021, both parties tentatively verbally agreed to a tentative per share price of $2.34, with a potential adjustment to the total cash consideration to be paid if the actual ending cash balance of the Company at August 31, 2021 fell below $42.4 million, and subject to completion of due diligence, negotiation of a definitive agreement and approvals by the Board of the Company and Parent.

On September 16, 2021, Baker Botts and Vinson & Elkins LLP, outside counsel to Parent (“V&E”), convened a meeting to discuss the transaction structure, parameters and drafting responsibilities.

On September 17, 2021, V&E sent a diligence request list to Baker Botts.

On September 21, 2021, the Company and Parent entered into a confidentiality agreement, which provided, as condition to being furnished certain confidential information, that Parent agree that such confidential information will be kept by it and its representatives confidential and will be used solely for the purpose of evaluating, negotiating and consummating a possible transaction between it and the Company.

On September 22, 2021, V&E provided an initial draft Merger Agreement to management of the Company and to Baker Botts.

On September 23, 2021, the Board held a meeting at which representatives of Moelis and Baker Botts were present. At the meeting, the Board discussed with Moelis the recent share price volatility and trading volumes of the Company’s stock and determined that there was no single identifiable driver of the market activity.

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On September 24, 2021, the Company and Parent entered into an exclusivity agreement providing the Parent with exclusivity with respect to discussions and negotiations to acquire the Company through September 30, 2021.

From September 22, 2021 through execution of the Merger Agreement, management of the Company, Baker Botts, Parent and V&E reviewed and commented on drafts of the Merger Agreement to provide for consummation of the Merger via tender offer and second-step merger pursuant to the TBOC, and worked to finalize the Merger Agreement and related disclosure schedules. The negotiations among the parties focused on whether Parent would have the option to close the tender offer if it obtained less than 80% ownership of the Company, and if so, what percentage would be required or acceptable. In connection with such negotiations, Baker Botts and V&E exchanged additional drafts of the Merger Agreement. Baker Botts delivered to V&E a proposed execution version of the Merger Agreement on October 22, 2021.

On October 5, 2021, pursuant to directions from the Board, Mr. Jumper asked Parent to increase the offer price from $2.34 per share to $2.40 per share based on recent trading activity and market price for the Company’s stock.

On October 7, 2021, the Board held a meeting at which representatives of Moelis and Baker Botts were present. At the meeting, the Board discussed the Merger, as contemplated by the draft Merger Agreement, and considered various terms to be negotiated further with Parent including, among others, the 80% Minimum Condition, the timeline of the Merger and the shareholder vote required to consummate the Merger, the circumstances under which Parent would be required to extend the Offer if certain conditions are not met and the circumstances under which Parent would be required to consummate the Merger. The Board and its advisors also discussed the termination fee and circumstances when it would be payable, representations, warranties and covenants provided in the agreement and process for filing a proxy and calling a meeting to approve the Merger following the closing of the Offer. The Board also reviewed and discussed information with Moelis that included (1) shareholder ownership since the three-month period ended September 30, 2019 and (2) a recent trading analysis.

On October 13, 2021, Parent responded to the Company’s request to increase the offer price from $2.34 per share to $2.40 per share and declined to increase the price. The parties agreed that sufficient information had been provided regarding the Company’s balance sheet such that no downward price adjustment from the $2.34 price per share would be contemplated.

On October 14, 2021, the Board held a meeting at which representatives of Moelis and Baker Botts were present. At the meeting, Baker Botts reported on progress on the Merger Agreement and remaining open points, including the circumstances under which Parent would be required or permitted to close the Offer and accept the Company shares validly tendered and proceed with pursuing the Merger.

On October 16, 2021, the Board held a meeting at which representatives of Moelis and Baker Botts were present. At the meeting, Baker Botts reported on further requested revisions to the Merger Agreement from Parent, including the circumstances under which Parent would be required to close the Offer and accept the Company shares validly tendered and potential extensions to the offer period.

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From October 18, 2021 to October 22, 2021, the parties exchanged drafts of a press release announcing the transaction, an amendment to the Company’s existing shareholder rights plan, and finalized drafts of the merger agreement and the disclosure schedules. Baker Botts delivered to V&E a proposed execution version of the Merger Agreement on October 22, 2021.

On October 24, 2021, the Board held a meeting at which representatives of Moelis and Baker Botts were present. The Board considered financial analyses that were reviewed and discussed by Moelis with the Board with respect to the Company and the proposed Offer and Merger provided for in the Merger Agreement. At the request of the Board, Moelis rendered its oral opinion on October 24, 2021 to the Board (which was subsequently confirmed in writing by delivery of Moelis’ written opinion addressed to the Board dated the same date) as to, as of October 24, 2021 and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the opinion, the fairness, from a financial point of view, to the holders of the Common Stock (other than Parent, Merger Sub and their affiliates) of the Offer Price to be received by such holders in the Offer and Merger pursuant to the Merger Agreement. Baker Botts reviewed the proposed final terms of the Merger Agreement, summarized the key terms thereof and outlined the recommendations and approvals required of the Board. The Board discussed the conditions to consummate the Offer (such as the 80% Minimum Condition), the provision governing modification, extension and termination of the Offer and the expected timeline of the Offer. The Board discussed the timeline of the Merger and the shareholder vote required to consummate the Merger. Baker Botts summarized the circumstances under which Parent would be required to extend the Offer if certain conditions are not met. The Board also discussed the rights of the Company if Parent were to breach the Merger Agreement and the rights of the Company’s shareholders who do not tender in the Offer. The Board also discussed its ability to consider potentially superior offers for the Company, ability to terminate the Merger Agreement and circumstances that would require payment of the termination fee.

After considering the foregoing, and taking into consideration the factors described under “—Reasons for Recommendation” below, the Board unanimously (i) determined and declared that the Transactions were advisable and in the best interests of, the Company and its shareholders, (ii) approved and declared it advisable that the Company enter into the Merger Agreement with Parent and consummate the transactions contemplated thereby and (iii) recommended the shareholders of the Company (other than Parent and its subsidiaries) tender their shares in the Offer and, if applicable, approve the Merger. Each action taken by the Board during the foregoing background was made on a unanimous basis.

The Company, Parent and the Offeror executed the Merger Agreement on October 25, 2021 following the approval of the Board. Upon execution, the Board and Company became restricted from affirmatively (directly or indirectly) soliciting other offers and proposals; however, the Board and the Company are free to consider other offers to the extent they are unsolicited in accordance with the terms of the Merger Agreement.

The Offeror commenced the Offer on November 1, 2021.

(ii)	Reasons for Recommendation

In evaluating the Merger Agreement and the Transactions, the Board consulted with the Company’s management team, Baker Botts, as outside legal counsel, and Moelis, as outside financial advisors. The Board has unanimously approved the Merger Agreement and determined that the terms of the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and in the best interest of the Company and its shareholders.

The Board, with the assistance of Moelis, commenced an on-going review and analysis of the Company's potential strategic alternatives in mid-2019. During this same period, Company management commenced efforts to scale the Company to match the declining demand for its seismic services. In reaching its decision to enter into the transaction with Parent, the Board has thoroughly considered the potential strategic options available to the Company, the current and long term prospects for the Company and the sector in which it operates, including the lack of meaningful and sustainable demand for North American onshore seismic services, as well as an ongoing skilled labor shortage required to meet any potential increase in demand. Further, management has advised the Board that, until demand for North American onshore seismic services dramatically increases, which the Company does not foresee at this time based on presently available information, it believes that (i) downward pressure on cash and net working capital balances will continue even if the Company undertakes further right-sizing efforts relative to demand and (ii) the Company will face challenges in making the significant capital investments necessary to grow its revenue stream if and when demand increases. The Board believes that this transaction presents all of the Company's shareholders with an opportunity to achieve liquidity for their shares at the Offer Price, is the most optimal path forward and is in the best interest of the shareholders.

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In unanimously recommending that shareholders accept the Offer and tender their Shares pursuant to the Offer, the Board considered numerous factors, including the following, among others and not necessarily in order of relative importance:

Low Trading Volume of Common Stock

The average daily trading volume for the Company’s Common Stock over the past 30 day period was 56,986 shares, and based on the VWAP for such period, the total daily average trading volume was $130,070. The Board determined that in order for shareholders to monetize or sell their Shares, there is a meaningful period of time that would have to occur prior to such sale, and could result in negative pressure on the Common Stock price.

Evaluation of Potential Strategic Alternatives

Beginning in early 2019, Stephen C. Jumper, the Company’s Chairman, President and Chief Executive Officer began regularly reporting to the Lead Director of the Board (the “Lead Director”) regarding strategic outlook, considerations of actions the Company could take to preserve and enhance shareholder value and industry headwinds. At regularly scheduled Board meetings, the Board discussed potential strategies to return capital to stockholders, such as share buyback programs or cash dividends. The Board also discussed the outlook and potential strategic options and the potential engagement of a financial advisor to assist with assessing the market and potential strategic options for the Company. During this same period, Company management commenced efforts to scale the Company to match the declining demand for North American onshore seismic services.

On July 22, 2019, at the direction of the Board, the Company engaged Moelis as its exclusive financial advisor to assist it in evaluating the potential strategic opportunities available to the Company. The Company engaged Moelis after interviewing other potential advisors due to their extensive industry experience and their independence from the Company. The Board further determined that Baker Botts, the Company’s principal outside counsel, should continue in such role, including representing the Company in evaluating potential strategic opportunities.

On September 24, 2019, the Board held a meeting in Dallas, Texas at which representatives from Moelis and Baker Botts were present, as well as certain members of senior management of the Company. Moelis reviewed the Company’s market performance and outlook, and financial considerations relating to multiple potential transaction structures, including a “bolt on” acquisition, a transformational transaction, strategic venture or merger candidates and potential sale of the Company. Following such meeting of the Board, at the instruction of the Board, Moelis engaged in preliminary and informal conversations with multiple potential transaction partners. For a description of the subsequent actions, events and processes leading to execution of the Merger Agreement and commencement of the Offer, see “—Background of Offer and Merger” above.

After considering the actions, events and processes described under “—Background of Offer and Merger” above, and taking into consideration the factors described under “—Reasons for Recommendation” below, the Board unanimously (i) determined and declared that the Transactions were advisable and in the best interests of, the Company and its shareholders, (ii) approved and declared it advisable that the Company enter into the Merger Agreement with Parent and consummate the transactions contemplated thereby and (iii) recommended the shareholders of the Company (other than Parent and its subsidiaries) tender their shares in the Offer and, if applicable, approve the Merger. Each action taken by the Board as described under “—Background of Offer and Merger” above was made on a unanimous basis.

All Cash Consideration and Offer Price

The Board considered the all-cash nature of the consideration in the Offer would provide shareholders certainty of value, allow them the ability to invest the proceeds as they choose and allow shareholders such opportunity in light of the low trading volume and liquidity in the Common Stock. The Board also considered the fact that the Offer Price represented an approximately 4.9% premium over the $2.23 closing share price on October 22, 2021, the last close prior to public announcement of the Offer, an approximately 2.5% premium over the VWAP for the 30 days prior to the closing share price on October 22, 2021.

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Seismic Sector Outlook

The global seismic industry provides oil and gas companies with seismic data that can be used in their search for and development of economic accumulations of hydrocarbons. Seismic data is acquired in geological areas of interest then transmitted to computer centers where it is organized, combined and processed to construct an accurate depiction of subsurface geology. The seismic images are then utilized to identify prospective drilling locations. In periods of commodity price decline, as well as commodity price volatility, demand for North American onshore seismic data acquisition services typically declines as oil and gas operators forego costs of new seismic data acquisition and focus alternatively on re-processing existing seismic datasets utilizing new computer programs.

The global oil and gas markets have remained challenged following the commodity price collapse in late 2014 resulting in reduced capital spending by the Company’s North American onshore customer base. The volatile nature of the industry has resulted in the client base being very conservative on spending capital. The following table reflects the volatility in oil & gas prices over the past approximately 60 months as well as a divergence between the fluctuations in the Company’s share price relative to the fluctuations in West Texas Intermediate crude oil pricing (“WTI”) as noted in the chart below.

Despite the recent increase in oil and natural gas prices, the demand for North American onshore seismic acquisition services remains depressed for a variety of factors, including (i) broad investor preference for Exploration and Production (“E&P”) operators to return capital to shareholders rather than reinvestment of capital to increase drilling and production; (ii) E&P operator focus on deploying development capital to relatively low risk reserves with attractive drilling economics rather than exploration spending; (iii) robust commodity hedging programs implemented by E&P operators prior to the recent increase in commodity prices, which has limited E&P operators’ ability to realize the financial benefit of increased commodity prices; and (iv) the ability or preference of E&P operators to re-process existing seismic data rather than acquire new or updated seismic data. Moreover, capital spending levels within E&P companies has only slightly improved in 2021 and is not anticipated to increase significantly in 2022 or thereafter. Spending levels in 2021 and 2022 are anticipated to be well below 2019 and prior year levels. More specifically, spending on new data acquisition projects in 2021 and 2022 are anticipated to be a fraction of overall spending, and at historically low levels. Recent seismic data related spending appears to be focused on re-processing of existing seismic data sets, particularly with those E&P companies involved in merger and acquisition activity. Recent merger and acquisition activity among E&P companies has resulted in increased drilling locations and access to complementary existing data sets, while reducing the number of E&P companies.

Historical Change in Commodity Spot Prices and Dawson Geophysical Share Price Since September 30, 2016

	9/30/2016	10/14/2021	CAGR
West Texas Intermediate (“WTI”; $/bbl)	$48.82	$80.77	10.5%
Henry Hub (“HH”; $/mcf)	$3.23	$5.94	12.8%
Dawson Geophysical (“DWSN”; $/share)	$7.27	$2.26	(20.7)%

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Company’s Financial Performance; Preliminary Guidance on Third Quarter 2021 Results

The Company’s financial performance remains challenged as a result of the current environment, with continued limited utilization of the Company’s seismic acquisition crews. For the quarter ended September 30, 2021, the Company estimates that it will report unaudited revenues of approximately $1.9 million and negative EBITDA in the range of approximately $4.4 million to $4.8 million, as compared to actually reported unaudited revenues of $193,000 and negative EBITDA of $5,667,000 for the quarter ended June 30, 2021. As of September 30, 2021, the Company estimates that it will report unaudited cash and cash equivalents, plus restricted cash and short term investments, of approximately $41.6 million, as compared to $45,917,000 of unaudited cash equivalents, restricted cash and short term investments actually reported as of June 30, 2021. For the nine months ended September 30, 2021, the Company estimates that it will report unaudited revenues of approximately $13.8 million and negative EBITDA in the range of approximately $12.0 million to $12.5 million as compared to actually reported unaudited revenues of $77,216,000 and EBITDA of $7,834,000 for the nine month period ended September 30, 2020.

Activity levels during the third quarter of 2021 remained depressed, as the Company had one seismic data acquisition crew operating in the lower 48 with extended periods of low utilization. The Company's one active crew was idle from early September to mid-October. The near-term outlook for seismic data acquisition activity in the U.S. remains challenged notwithstanding the currently elevated prices for oil and natural gas. Based on currently available information, the Company's one active lower 48 crew resumed operation in mid-October on a small, few thousand channel count project with a duration of approximately seven days, and is further scheduled through early February of 2022 with current projects of various sizes and channel count requirements, the largest of which is 65,000 channels with a duration of approximately 45 days. The Canadian season should begin earlier than in recent years. The Company expects to operate two crews in Canada in the back half of the fourth quarter of 2021 through the end of the winter season which concludes at the end of the first quarter of 2022. The Company has or anticipates to be awarded several additional mid-sized projects in the lower 48, each of which will be pushed into late 2022 primarily due to land access issues. Bid activity remains at historically low levels and visibility into 2022 is limited in the lower 48. Due to a lack of demand for seismic data acquisition projects in both Canada and the lower 48, prices for our services softened in the last quarter.

Costs Required to Support a Publicly Listed Company

The Company spends meaningful costs and management time on being a publicly listed Company. The Company estimates that these costs total approximately $1,500,000 per year, and are comprised of legal, accounting/audit, board of directors fees, public company listing fees, and annual meeting and proxy costs. Additionally, meaningful time and effort is spent on these functions by our management team. These costs will continue to burden the Company and reduce cash balances.

Recent Capital Expenditures

Until demand for North American onshore seismic services dramatically increases, which the Company does not foresee at this time based on presently available information, it believes that (i) downward pressure on cash and net working capital balances will continue even if the Company undertakes further right-sizing efforts relative to demand and (ii) the Company will face challenges in making the significant capital investments necessary to grow its revenue stream if and when demand increases.

Certain Unaudited Prospective Financial Information

The Company does not, as a matter of course, publicly disclose forecasts or projections as to its future performance, earnings or other results due to the unpredictability of the underlying assumptions, estimates and projections and the inherent difficulty in accurately predicting financial performance for future periods. However, management of the Company periodically prepares certain non-public financial projections and in connection with the Company’s evaluation of a possible transaction with Parent, management prepared long-term financial projections (the “Company Projections”), and shared such Company Projections with the Board and with Moelis, the Company’s financial advisor. The Board used the Company Projections to assist it in its consideration of the Offer and the Merger. The Company directed Moelis to use the Company Projections in connection with the rendering of its fairness opinion to the Company’s Board and performing their related financial analysis, as described below under the heading “—Opinion of Financial Advisor.”

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Cautionary Statements Regarding Company Projections

The Company Projections were prepared by our management. The Company Projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the Company Projections or expressed any opinion or any form of assurance related thereto. The summaries of the Company Projections is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain financial projections that were made available to the Board and Moelis and is not being included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

The Company Projections, while presented with a degree of necessary numerical specificity, were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of our management. Because the Company Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The Company Projections for fiscal years 2021 through 2026 were based on a long-range planning model that management prepared and provided to the Board and Moelis.

Important factors that may affect actual results and result in the Company Projections not being achieved include, but are not limited to, dependence upon energy industry spending; changes in exploration and production spending by the company’s customers and changes in the level of oil and natural gas exploration and development; the results of operations and financial condition of the Company’s customers, particularly during extended periods of low prices for crude oil and natural gas; the volatility of oil and natural gas prices; changes in economic conditions; the severity and duration of the COVID-19 pandemic, related economic repercussions and the resulting negative impact on demand for oil and gas; surpluses in the supply of oil and the ability of the Organization of the Petroleum Exporting Countries and its allies, collectively known as OPEC+, to agree on and comply with supply limitations; the duration and magnitude of the unprecedented disruption in the oil and gas industry currently resulting from the impact of the foregoing factors, which is negatively impacting the Company’s business; the potential for contract delays; reductions or cancellations of service contracts; limited number of customers; credit risk related to the Company’s customers; reduced utilization; high fixed costs of operations and high capital requirements; operational challenges relating to the COVID-19 pandemic and efforts to mitigate the spread of the virus, including logistical challenges, protecting the health and well-being of the Company’s employees and remote work arrangements; industry competition; external factors affecting the Company’s crews such as weather interruptions and inability to obtain land access rights of way; whether the Company enters into turnkey or dayrate contracts; crew productivity; the availability of capital resources; disruptions in the global economy; and other risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and any subsequent documents that it files with the SEC. In addition, the Company Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. Accordingly, there can be no assurance that the Company Projections will be realized, and actual results may vary materially from those shown.

The inclusion of the Company Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or considers the Company Projections to be necessarily predictive of actual future events, and the Company Projections should not be relied upon as such. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company’s stockholders or any other person regarding the ultimate performance of the Company compared to the information contained in the Company Projections or can give any assurance that actual results will not differ from the Company Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date the Company Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Company Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Company Projections, except as otherwise required by law.

All financial projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020. Please refer to the discussion entitled “Cautionary Note Regarding Forward-Looking Statements” under “Item 8. Additional Information.”

In light of the foregoing factors and the uncertainties inherent in the projections, the Company’s stockholders are cautioned not to place undue, if any, reliance on the Company Projections.

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Summary Prospective Financial Information

The following is a summary of the Company Projections:

	Year Ended December 31,
$ in millions	2021	2022	2023	2024	2025	2026
Total Revenues	$22	$59	$74	$85	$96	$109
Adjusted EBITDA (1)	$(12)	$3	$7	$10	$12	$15
Capital Expenditures	$1	$3	$5	$10	$13	$15
Unlevered Free Cash Flow (2)	$(7)	$(2)	$2	$(2)	$(2)	$(1)

(1)	Adjusted EBITDA is generally the amount of the Company’s earnings before interest, taxes, depreciation, and amortization, as adjusted to exclude one-time charges and benefits, for a specified time period

(2)	Calculated by Moelis as Adjusted EBITDA, less taxes, capital expenditures and changes in net working capital, using information as provided by the Company and, with the approval of the Company, was used for purposes of the financial analysis described below under the heading “—Opinion of Financial Advisor”

Financial Analyses and Moelis’ Opinion

The Board considered financial analyses that were reviewed and discussed by Moelis with the Board on October 24, 2021 with respect to the Company and the proposed Offer and Merger provided for in the Merger Agreement. At the request of the Board, Moelis rendered its oral opinion on October 24, 2021 to the Board (which was subsequently confirmed in writing by delivery of Moelis’ written opinion addressed to the Board dated the same date) as to, as of October 24, 2021 and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the opinion, the fairness, from a financial point of view, to the holders of the Common Stock (other than Parent, Merger Sub and their affiliates) of the Offer Price to be received by such holders in the Offer and Merger pursuant to the Merger Agreement.

(iii)            Opinion of Financial Advisor

At the meeting of the Board on October 24, 2021 to evaluate and approve the Transactions contemplated by the Merger Agreement, Moelis delivered an oral opinion, which was confirmed by delivery of a written opinion, dated October 24, 2021, addressed to the Board to the effect that, as of the date of the opinion and based upon and subject to the conditions and limitations set forth in the opinion, the consideration to be received in the Offer and Merger by holders of the Common Stock (other than Parent, Merger Sub and their affiliates) was fair, from a financial point of view, to such holders.

The full text of Moelis’ written opinion dated October 24, 2021, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. Stockholders are urged to read Moelis’ written opinion carefully and in its entirety. Moelis’ opinion was provided for the use and benefit of the Board (solely in its capacity as such) in its evaluation of the Offer and the Merger. Moelis’ opinion was limited solely to the fairness, from a financial point of view, to the holders of the Common Stock (other than Parent, Merger Sub and their affiliates) of the Offer Price to be received by such holders in the Offer and the Merger, and does not address the Company’s underlying business decision to engage in the Transactions contemplated by the Merger Agreement or the relative merits thereof as compared to any alternative business strategies or transactions that might be available with respect to the Company. Moelis’ opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote or act with respect to the Transactions contemplated by the Merger Agreement or any other matter, including whether such stockholder should tender shares into the Offer. Moelis’ opinion was approved by a Moelis fairness opinion committee.

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In arriving at its opinion, Moelis, among other things:

•	reviewed certain publicly available business and financial information relating to the Company;

•	reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to it by the Company, including the Company Projections;

•	reviewed certain information relating to the capitalization (including incentive equity) of the Company furnished to it by the Company;

•	reviewed certain estimates of management of the Company relating to the Company’s anticipated utilization of its net operating losses, including the amount and timing thereof (the “Company NOL Utilization Estimates”);

•	participated in discussions with members of senior management and representatives of the Company concerning the information described in the foregoing, as well as the business and prospects of the Company generally;

•	reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed relevant;

•	reviewed the financial terms of certain other transactions that Moelis deemed relevant;

•	reviewed an execution version of the Merger Agreement; and

•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with its review, with the consent of the Board, Moelis relied on the information supplied to, discussed with or reviewed by it for purposes of its opinion being complete and accurate in all material respects. Moelis did not assume any responsibility for independent verification of, and Moelis did not independently verify, any of such information. With the consent of the Board, Moelis relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the Company Projections and the Company NOL Utilization Estimates, Moelis assumed, at the direction of the Board, that they had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company and the Company’s anticipated utilization of its net operating losses, respectively. At the direction of the Board, Moelis assumed that the Company Projections and the Company NOL Utilization Estimates were a reasonable basis upon which to evaluate the Company and the Offer and the Merger, and at the direction of the Board Moelis relied upon the Company Projections and the Company NOL Utilization Estimates for purposes of its analyses and opinion. In addition, with the consent of the Board, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company, nor was Moelis furnished with any such evaluation or appraisal.

Moelis’ opinion did not address the Company’s underlying business decision to effect the Transactions contemplated by the Merger Agreement or the relative merits of such Transactions as compared to any alternative business strategies or transactions that might be available to the Company and did not address any legal, regulatory, tax or accounting matters. At the direction of the Board, Moelis was not asked to, nor did it, offer any opinion as to any terms of the Merger Agreement or any aspect or implication of the Transactions contemplated thereby, including the Offer and the Merger, except for the fairness of the Offer Price from a financial point of view to the holders of the Common Stock (other than Parent, Merger Sub or their affiliates). Moelis did not express any opinion as to fair value or the solvency of the Company following the closing of the Merger. In addition, for purposes of its opinion, Moelis assumed, at the direction of the Board, that the final executed form of the Merger Agreement would not differ in any material respect from the execution version that it had reviewed, that the Transactions contemplated by the Merger Agreement, including the Offer and the Merger, will be consummated in accordance with their terms without any waiver or modification that could be material to Moelis’ analysis, that the parties to the Merger Agreement will comply with all of the material terms of the Merger Agreement and that all of the representations and warranties made by the parties to the Merger Agreement or in other agreements relating to the Transactions contemplated thereby will be true and accurate in all respects material to Moelis’ analysis. With the consent of the Board, Moelis did not take into account any implications of the Transactions contemplated by the Merger Agreement (financial or otherwise) for holders of shares of the Common Stock in the event the Offer is consummated and the Merger is not consummated in accordance with the Merger Agreement. Moelis assumed, with the consent of the Board, that all governmental, regulatory or other consents or approvals necessary for the completion of the Transaction will be obtained, except to the extent that could not be material to its analysis.

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Moelis’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of the opinion and Moelis assumed no responsibility to update its opinion for developments occurring or coming to its attention after the date thereof.

Moelis’ opinion did not address, the fairness of the Transactions contemplated by the Merger Agreement or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Offer Price from a financial point of view to the holders of the Common Stock (other than Parent, Merger Sub or their affiliates). In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Merger Agreement, or any class of such persons, relative to the consideration or otherwise. Moelis’ opinion was approved by a Moelis fairness opinion committee.

This summary of financial analyses is not a complete description of Moelis’ opinion or the analyses underlying, and factors considered in connection with, Moelis’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.

No company used in the analyses described below is identical to the Company. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described below (including much of the information used therein) are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither the Company nor Moelis or any other person assumes responsibility if future results are materially different from those forecasts.

The Offer Price was determined through arms’ length negotiations between the Company and Parent, and was approved by the Board. Moelis did not recommend any specific consideration to the Company or the Board, or that any specific amount or type of consideration constituted the only appropriate consideration for the Company in the Merger.

Summary of Financial Analyses

The following is a summary of the material financial analyses prepared by Moelis in connection with its opinion to the Board at a meeting held on October 24, 2021. This summary describes the material analysis underlying Moelis’ opinion but does not purport to be a complete description of the analyses performed by Moelis in connection with its opinion. For purposes of its analyses and opinion, Moelis assumed that both the Offer and the Merger will be consummated at the Offer Price.

Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’s analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.

Unless the context indicates otherwise, stock prices are based on the closing stock prices for each respective company on October 22, 2021. For purposes of, among other things, deriving per share implied equity values for the Company, Moelis calculated certain per share amounts for the Company based on diluted shares outstanding as of October 11, 2021, as provided by the Company and approved for Moelis’ use in rendering its opinion.

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For purposes of its analyses, Moelis reviewed a number of financial metrics, including the following:

•	Adjusted EBITDA - generally the amount of the relevant company’s earnings before interest, taxes, depreciation, and amortization, as adjusted to exclude one-time charges and benefits, for a specified time period.

•	Enterprise Value - generally the market value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of such company) plus the value of its net debt (the face amount of total debt and preferred stock and the book value of non-controlling interests, less the amount of cash and cash equivalents, less investments in unconsolidated companies, as reflected on the most recently available balance sheet for such company).

Discounted Cash Flow Analysis

Moelis performed a discounted cash flow (“DCF”) analysis of the Company using the Company Projections and other information and data provided by the Company to calculate the present value of the estimated future unlevered after-tax free cash flows projected to be generated by the Company during the forecast period in the Company Projections and the present value of the Company’s estimated terminal value, taking into account the present value of the Company’s anticipated utilization of its net operating losses. For purposes of the discounted cash flow analysis, Moelis calculated unlevered after-tax free cash flow as Adjusted EBITDA, less (i) taxes, (ii) capital expenditures and (iii) changes in net working capital, all as provided by the Company.

Moelis utilized a range of discount rates of 14.750% to 22.250% based on an estimated range of the Company’s weighted average cost of capital (the “WACC”). The estimated WACC range reflected a cost of equity derived using the Capital Asset Pricing Model using a (i) risk free rate based on 20-year U.S. government bonds, (ii) a selected range of unlevered betas and debt to capitalization ratios informed by the selected publicly traded companies described below and the Company, (iii) an equity risk premium and (iv) a size premium based on publicly traded companies with similar equity values to the Company. Moelis used the foregoing range of discount rates to calculate the present values as of December 31, 2021 of (i) the Company’s estimated unlevered after-tax unlevered free cash flows for calendar years 2022 through 2026 (in each case, discounted using the mid-year discounting convention) and (ii) estimated terminal values derived by applying a range of selected terminal multiples to the Company’s estimated terminal year Adjusted EBITDA.

For purposes of selecting the reference range to apply to the Company’s estimated terminal year Adjusted EBITDA, Moelis noted that the terminal multiple range was informed most closely by (i) the historical through-the-cycle trading multiples for the Company and (ii) the historical through-the-cycle trading multiples for the selected publicly traded companies and SAExploration Holdings, a private company that was previously publicly traded. Moelis used the calendar years 2009 through 2014 to select a long-term through-the-cycle average terminal multiple range because, following 2014, the oil and gas industry experienced unusual volatility as a result of the significant decline in commodity prices which materially impacted the underlying operating performance and stock prices for publicly traded oil and gas companies. Moelis viewed the 2009 through 2014 period, which pre-dated such volatility, as representative of a normalized environment, and therefore utilized trading multiples from that period to select a long-term through-the-cycle average terminal multiple range. Based on the foregoing analysis and its professional judgment and experience, Moelis selected a reference range of 3.5x to 4.5x estimated terminal year Adjusted EBITDA. Moelis then applied these multiples to the Company’s estimated terminal year Adjusted EBITDA to calculate the estimated terminal values. The estimate of terminal year Adjusted EBITDA for the Company was based on the average annual Adjusted EBITDA projected for calendar years 2021 through 2026 to represent a mid-cycle Adjusted EBITDA, as provided by the Company.

In calculating the implied equity value of the Company, Moelis separately valued the U.S. and Canada net operating losses using estimates of cash tax savings, as provided by the Company, and the WACC range of 14.750% to 22.250%.

For purposes of the DCF analysis, in deriving an implied per share value range for the Common Stock, Moelis used projected balance sheet information for the Company, as of December 31, 2021, as provided by the Company.

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Based on the foregoing, this analysis implied the following per share value range for the Common Stock, as compared to the Offer Price:

Implied Per Share Value Range	Offer Price
$1.86 - $2.09	$2.34

Selected Publicly Traded Companies Analysis

Moelis performed a selected publicly traded companies analysis of the Company. Moelis reviewed financial and stock market information of the selected publicly traded companies noted below that focus on seismic acquisition services, seismic data processing, multi-client seismic library providers and manufacturers of seismic acquisition equipment. Moelis determined to exclude companies that do not provide seismic acquisition services, but rather focus on multi-client seismic data libraries and seismic data processing, manufacture seismic acquisition and recording equipment or focus on international and/or offshore markets, given differences in financial profiles of companies that participate in those end segments. Moelis further noted that it considered the selected publicly traded companies analysis to be less relevant due to, among other things, the unavailability of publicly traded companies that were comparable to the Company.

Moelis reviewed, among other things, Enterprise Values of the selected publicly traded companies as a multiple of estimated Adjusted EBITDA for 2022 and estimated Adjusted EBITDA for 2023. Enterprise Values used in the selected publicly traded companies analyses were calculated using the market price of the common stock of the selected publicly traded companies as of October 22, 2021. Financial and certain other data for the selected publicly traded companies were based on publicly available consensus research analyst estimates, public filings and other publicly available information.

The selected publicly traded companies used in this analysis and their implied Enterprise Values to estimated Adjusted EBITDA for 2022 and estimated Adjusted EBITDA for 2023 multiples are summarized in the following table:

Selected Publicly Traded Companies	Enterprise Value / 2022E Adj. EBITDA	Enterprise Value / 2023E Adj. EBITDA
CGG S.A. (ADRs)	3.8x	3.0x
Electromagnetic Geoservices ASA	N/A	N/A
Magseis Fairfield ASA	3.6x	4.2x
Petroleum Geo-Services	3.0x	2.8x
TGS ASA (ADRs)	2.9x	2.7x
Median[1]	3.3x	2.9x

1 Median reflects the median of the multiples that were available.

In reviewing the characteristics of the selected publicly traded companies for purposes of selecting its reference ranges to apply to the Company’s estimated financial metrics, Moelis noted that its reference ranges were chosen to reflect (i) the Company’s limited scale and cash flow generation in recent years, (ii) the Company’s expected negative cash flow generation over the projection period reflected in the Company Projections and (iii) the observed trading discounts in the historical trading multiples of the Company relative to the trading multiples of the selected publicly traded companies and SAExploration Holdings. Moelis also noted that the low-end of its reference ranges was informed by applying the Company’s approximate historical trading discount to the historical trading multiples of the selected publicly traded companies and SAExploration Holdings to the approximate mean and median of the corresponding trading multiples for the selected publicly traded companies and the high-end of its reference ranges was informed by the approximate mean and median of the corresponding trading multiples for the selected publicly traded companies.

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Based on the foregoing analysis and its professional judgment and experience, Moelis selected reference ranges of 2.5x to 3.5x estimated Adjusted EBITDA for calendar year 2022 and 2.0x to 3.0x estimated Adjusted EBITDA for calendar year 2023. Moelis then applied these multiples to the Company’s estimated Adjusted EBITDA for calendar year 2022 and estimated Adjusted EBITDA for calendar year 2023, respectively, as provided by the Company.

For purposes of the Selected Publicly Traded Companies Analysis, in deriving implied per share value ranges for the Common Stock, Moelis used (i) estimated balance sheet information for the Company, as of September 30, 2021, and (ii) historical balance sheet information for the Company, as of June 30, 2021, in each case, as provided by the Company.

Based on the foregoing, this analysis, using the estimated balance sheet information for the Company as of September 30, 2021, implied the following per share value ranges for the Common Stock, as compared to the Offer Price:

Implied Per Share Value Ranges Based On:		Offer Price
2022E EBITDA	2023E EBITDA
$2.05 - $2.18	$2.35 - $2.66	$2.34

Based on the foregoing, this analysis, using the historical balance sheet information for the Company as of June 30, 2021, implied the following per share value ranges for the Common Stock, as compared to the Offer Price:

Implied Per Share Value Ranges Based On:		Offer Price
2022E EBITDA	2023E EBITDA
$2.23 - $2.36	$2.52 - $2.83	$2.34

Other Information

For reference purposes only, Moelis also noted for the Board certain additional factors that were not considered part of Moelis’ financial analysis with respect to its opinion, including, among other things:

•	the historical closing trading prices for the Common Stock during the 52-week period ended October 22, 2021 which reflected low and high closing stock prices during such period ranging from $1.73 to $3.36 per share;

•	premiums paid in selected recent transactions with transaction values less than $1 billion pending or completed since October 1, 2019 (excluding targets within the financials or technologies sectors). These transactions reflected mean, median, low, and high (a) one-day premiums of approximately 41%, 34%, (31%) and 142%, respectively, (b) 30-day premiums of approximately 50%, 41%, (35%) and 292%, respectively, and (c) 90-day premiums of approximately 52%, 51%, (40%) and 241%, respectively. Moelis noted that the Offer Price reflected the following premiums (discounts) to the relevant share price for the Common Stock: 5% (one-day), 3% (30-day) and (2%) (90-day).

Miscellaneous

Moelis acted as financial advisor to the Company in connection with the Transactions contemplated by the Merger Agreement and will receive a transaction fee (currently expected to be $2,500,000) based on the transaction value of the Merger upon the closing of a merger or a sale of all or a majority of the Common Stock. In addition, Moelis previously received certain monthly fees in connection with its engagement and also became entitled to receive a fee of $1,000,000 upon having notified the Company that it was prepared to deliver its opinion, without regard to the conclusions reached therein. In addition, the Company has agreed to indemnify Moelis for certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Moelis’ affiliates, employees, officers and partners may at any time own securities (long or short) of the Company and Parent. Moelis provided investment banking and other services to the Company, and in the future may provide such services to the Company and Parent, and has received and may receive compensation for such services. In the past two years prior to the date hereof, Moelis acted as a financial advisor to the Company in connection with its review of various potential strategic and capital raising transactions, for which it received monthly fees as described above.

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The Board selected Moelis as its financial advisor in connection with the Transactions contemplated by the Merger Agreement because Moelis has substantial experience in similar transactions and familiarity with the Company. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

(iv)	Intent to Tender

To the knowledge of the Company after making reasonable inquiry, all of the Company’s directors and executive officers currently intend to tender all of the Shares that they hold of record or beneficially own in the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

The information set forth in “Item 4. The Solicitation or Recommendation” is incorporated herein by reference, including the discussion of Moelis’ engagement by the Company and the compensation paid and payable thereto.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the holders of Shares on its behalf with respect to the Merger or related matters.

Item 6.	Interest in Securities of the Subject Company.

During the past 60 days, except for the scheduled vesting of Company RSUs in the ordinary course or the receipt by directors of compensation payable in the form of Shares, no transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge, any of the Company’s directors, executive officers, affiliates or any of the Company’s subsidiaries.

Item 7.	Purposes of the Transaction, Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated by reference in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of our securities by the Company, any subsidiary of the Company or any other person; or

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•	(i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

We have agreed that, from the date of the Merger Agreement to the Offer Acceptance Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, directly or indirectly solicit an alternative Acquisition Proposal, subject to fiduciary out provisions. In addition, we have agreed to certain procedures that we must follow in the event we receive an unsolicited Acquisition Proposal. The information set forth in “The Tender Offer—Section 12—Purpose of the Offer; Plans for Target; Stockholder Approval; Appraisal Rights” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to the Schedule TO, incorporated to this Schedule 14D-9 as Exhibit (a)(1) and incorporated herein by reference.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Potential Payments Upon a Change of Control or Termination

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Potential Payments Upon a Change of Control or Termination,” which is incorporated by reference herein.

Conditions of the Offer

The information set forth in “The Tender Offer—Section 15—Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to the Schedule TO, incorporated to this Schedule 14D-9 as Exhibit (a)(1) and incorporated herein by reference.

Shareholder Approval Required

The Board has unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of, the Company and its shareholders, (b) approved, declared advisable and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (c) recommended that the Company’s shareholders (other than Parent and its subsidiaries) (i) accept the Offer and tender their Shares to the Offeror in the Offer and (ii) approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

In accordance with the TBOC and the Company’s certificate of formation and bylaws, consummation of the Merger requires an affirmative vote of the holders of eighty percent (80%) or more of the issued and outstanding Shares at a duly called meeting of the shareholders. See “Item 2. Identity and Background of Filing Person—Tender Offer,” which is incorporated by reference herein, for information regarding the Proxy Statement and Company Shareholders Meeting.

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State Takeover Laws

Assuming the accuracy of the representations and warranties of Parent and the Offeror, no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar antitakeover statute or regulation or any antitakeover provision in the Company’s certificate of formation or bylaws is applicable to the Company, Parent, the Offeror, the Shares, the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement. Prior to the date of the Merger Agreement, the Board took all action necessary, assuming the accuracy of the representations and warranties in the Merger Agreement, to (i) render that certain Rights Agreement, dated as of April 8, 2021, between the Company and American Stock Transfer & Trust Company, LLC, as rights agent, as such agreement may be amended, restated, amended and restated, supplemented or otherwise modified from time to time (the “Rights Agreement”), inapplicable to the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and (ii) provide that the Expiration Date (as defined in the Rights Agreement) shall be the occurrence of the Offer Acceptance Time. Other than the Rights Agreement, there is no rights agreement, stockholder rights plan, tax preservation plan, net operating loss preservation plan or “poison pill” antitakeover plan in effect to which the Company or any of its Subsidiaries is subject, party to or otherwise bound. The execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby will not cause the Merger Agreement or the Merger to be subject to any takeover or similar provision of the TBOC or any other similar provision that limits or restricts business combinations or the ability to acquire voting shares, and neither the execution of the Merger Agreement, the consummation of the Merger or the other transactions contemplated thereby shall be, or shall be deemed to be, an “affiliated business combination” within the meaning of Section 21.601-21.610 of the TBOC.

Notice of Appraisal Rights

The Company’s shareholders do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such Shares into the Offer) at the Effective Time who has voted against the Merger and who otherwise complies with the applicable statutory provisions of Subchapter H of Chapter 10 of the TBOC will be entitled to demand fair value of such Shares. At the Effective Time, all such Shares will automatically be cancelled and will cease to exist or be outstanding, and each holder will cease to have any rights with respect to the Shares, except for the rights provided pursuant to the provisions of Subchapter H of Chapter 10 of the TBOC.

Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the dissenter’s Shares, as of the day preceding the effective date of the Merger, required to be paid in cash to such dissenting holders for their Shares. Any appreciation or depreciation in the value of the Shares occurring in anticipation of the Merger or as a result of the Merger must be specifically excluded from the computation of the fair value of the ownership interest. In addition, such dissenting shareholders would be entitled to receive payment of interest accruing from the 91st day after the effective date of the Merger until the date of the judgment determining the fair value of their Shares. In computing the fair value of the Shares, consideration must be given to the value of the Company as a going concern without including in the computation of value any control premium, any minority ownership discount, or any discount for lack of marketability. The appraiser appointed by the court to determine the fair value of the Shares is entitled to examine the books and records of the Company and may conduct investigations as the appraiser considers appropriate. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the dissenter’s Shares, including, among other things, asset values and earning capacity. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the purchase price per Share in the Offer or the Merger Consideration.

The preservation and exercise of dissent and appraisal rights require strict adherence to the applicable provisions of the TBOC. Failure to follow the steps required by the TBOC for perfecting dissent and appraisal rights may result in the loss of such rights. Company shareholders cannot exercise dissent or appraisal rights at this time. The information provided above is for informational purposes only with respect to such shareholders’ alternatives if the Merger is consummated. If a Company shareholder tenders its Shares into the Offer, it will not be entitled to exercise dissent and appraisal rights with respect to its Shares but, instead, subject to the conditions to the Offer, it will receive the Offer Price for its Shares.

All written demands for appraisal should be addressed to Dawson Geophysical Company, Attention: Secretary, James. K. Brata, 508 West Wall, Suite 800, Midland, Texas 79701.

This summary of appraisal rights under the TBOC is not complete and is qualified in its entirety by reference to Subchapter H of Section 10 of the TBOC, a copy of which is included as Annex II to this Schedule 14D-9.

SHAREHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

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Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger.

Antitrust Compliance

The transactions contemplated by the Merger Agreement, including the Offer, are not subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated thereunder by the Federal Trade Commission or other certain foreign laws and regulations.

Annual and Quarterly Reports

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and other Company filings made with the SEC.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking information relating to the Company and the proposed Transactions that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements that are not historical facts. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed Transactions; Parent’s plans, objectives, expectations and intentions; the financial condition, results of operations and business of the Company; industry, business strategy, goals and expectations concerning the Company’s market position, future operations, future performance and profitability; the anticipated timing of closing of the Transactions; and the projections (including statements regarding projected revenue and EBITDA). Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing of the Transactions (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many Company’s shareholders will tender their Shares in the Offer and the possibility that the Transactions do not close; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require the Company to pay a termination fee or other expenses; risks related to the potential impact of the announcement or consummation of the Transactions on the Company’s important relationships, including with employees, suppliers and customers; disruption from the Transactions making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the Transactions on the market price of the Shares and on the Company’s operating results; significant transaction costs; the risk of litigation and/or regulatory actions related to the Transactions; the possibility that competing offers will be made; risks related to the ability to realize the anticipated benefits of the Transactions, including the possibility that the expected benefits from the Transactions will not be realized or will not be realized within the expected time period; dependence upon energy industry spending; changes in exploration and production spending by the company’s customers and changes in the level of oil and natural gas exploration and development; the results of operations and financial condition of the Company’s customers, particularly during extended periods of low prices for crude oil and natural gas; the volatility of oil and natural gas prices; changes in economic conditions; the severity and duration of the COVID-19 pandemic, related economic repercussions and the resulting negative impact on demand for oil and gas; surpluses in the supply of oil and the ability of the Organization of the Petroleum Exporting Countries and its allies, collectively known as OPEC+, to agree on and comply with supply limitations; the duration and magnitude of the unprecedented disruption in the oil and gas industry currently resulting from the impact of the foregoing factors, which is negatively impacting the Company’s business; the potential for contract delays; reductions or cancellations of service contracts; limited number of customers; credit risk related to the Company’s customers; reduced utilization; high fixed costs of operations and high capital requirements; operational challenges relating to the COVID-19 pandemic and efforts to mitigate the spread of the virus, including logistical challenges, protecting the health and well-being of the Company’s employees and remote work arrangements; industry competition; external factors affecting the Company’s crews such as weather interruptions and inability to obtain land access rights of way; whether the Company enters into turnkey or dayrate contracts; crew productivity; the availability of capital resources; and disruptions in the global economy. Other factors that may cause actual results to differ materially include those that are set forth in the Tender Offer Statement on Schedule TO and other tender offer documents filed by Parent and the Offeror. Many of these factors are beyond Company’s control. A further description of risks and uncertainties relating to the Company can be found in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov. Unless otherwise required by applicable law, the Company disclaims any intention or obligation to update forward-looking statements contained in this document as the result of new information or future events or developments.

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Item 9.	Exhibits.

(a)(1)	Offer to Purchase, dated November 1, 2021 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO)

(a)(2)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)

(a)(6)	Joint Press release, dated as of October 25, 2021, issued by Dawson Geophysical Company and Wilks Brothers, LLC (incorporated by reference to Exhibit 99.1 to Dawson Geophysical Company’s Form 8-K, filed on October 25, 2021)

(a)(7)	Opinion, dated October 24, 2021 of Moelis & Company LLC to the Board of Directors of Dawson Geophysical Company (included as Annex I to this Schedule 14D-9)

(a)(8)	Summary Advertisement as published in The New York Times on November 1, 2021 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)

(a)(9)	Press Release dated November 1, 2021 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO)

(e)(1)	Agreement and Plan of Merger, dated as of October 25, 2021, by and among Dawson Geophysical Company, Parent, and the Offeror (incorporated by reference to Exhibit 2.1 to Dawson Geophysical Company’s Current Report on Form 8-K, filed on October 25, 2021)

(e)(2)	Confidentiality Agreement, dated September 21, 2021, between Dawson Geophysical Company and Wilks Brothers, LLC (incorporated by reference to Exhibit (d)(3) to the Schedule TO)

(e)(3)	The Executive Nonqualified “Excess” Plan Adoption Agreement (incorporated by reference to Exhibit 10.1 to Dawson Geophysical Company’s Current Report on Form 8-K, filed on January 8, 2013)

(e)(4)	The Executive Nonqualified Excess Plan Document (incorporated by reference to Exhibit 10.2 to Dawson Geophysical Company’s Current Report on Form 8-K, filed on January 8, 2013)

(e)(5)	Form of Indemnification Agreement entered with directors and executive officers (incorporated by reference to Exhibit 10.1 to Dawson Geophysical Company’s Current Report on Form 8-K. filed on October 9, 2014)

(e)(6)	Amended and Restated Dawson Geophysical Company 2006 Stock and Performance Incentive Plan (the “Legacy Dawson Plan”) (incorporated by reference to Exhibit 10.1 to Dawson Geophysical Company’s Current Report on Form 8-K, filed on February 11, 2015)

(e)(7)	Form of Restricted Stock Agreement for the Legacy Dawson Plan (incorporated by reference to Exhibit 10.5 to Dawson Operating Company’s (f/k/a Dawson Geophysical Company) Annual Report on Form 10-K, filed on December 11, 2013)

(e)(8)	Form of Restricted Stock Unit Agreement for the Legacy Dawson Plan (incorporated by reference to Exhibit 10.5 to Dawson Operating Company’s (f/k/a Dawson Geophysical Company) Annual Report on Form 10-K, filed on December 11, 2013)

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(e)(9)	Form of Stock Option Agreement for the Legacy Dawson Plan (incorporated by reference to Exhibit 10.4 to Dawson Operating Company’s (f/k/a Dawson Geophysical Company) Quarterly Report on Form 10-Q, filed on February 11, 2008)

(e)(10)	Form of Stock Option Agreement for the Legacy Dawson Plan (incorporated by reference to Exhibit 10.9 to Dawson Operating Company’s (f/k/a Dawson Geophysical Company) Annual Report on Form 10-K, filed on December 11, 2013)

(e)(11)	Dawson Geophysical 2014 Annual Incentive Plan (incorporated by reference to Exhibit 10.1 to Dawson Operating Company’s (f/k/a Dawson Geophysical Company) Current Report on Form 8-K, filed on November 25, 2013)

(e)(12)	Amended and Restated 2006 Stock Awards Plan of Dawson Geophysical Company (formerly known as the TGC Industries, Inc. 2006 Stock Awards Plan, i.e., the Legacy TGC Plan) (incorporated by reference to Exhibit 10.1 to Dawson Geophysical Company’s Current Report on Form 8-K, filed on June 5, 2015)

(e)(13)	Dawson Geophysical Company 2016 Stock and Performance Incentive Plan (incorporated by reference to Exhibit 10.2 to Dawson Geophysical Company’s Current Report on Form 8-K, filed on May 5, 2016)

(e)(14)	Amended and Restated Dawson Geophysical Company 2016 Stock and Performance Incentive Plan, effective as of April 24, 2020 (incorporated by reference to Exhibit 10.1 to Dawson Geophysical Company’s Quarterly Report on Form 10-Q, filed on May 14, 2021)

(e)(15)	Employment Agreement, dated October 8, 2014, by and between Dawson Geophysical Company and Stephen C. Jumper (incorporated by reference to Exhibit 10.5 to Dawson Geophysical Company’s Current Report on Form 8-K, filed on October 9, 2014)

(e)(16)	Employment Agreement, dated October 8, 2014, by and between Dawson Geophysical Company and C. Ray Tobias (incorporated by reference to Exhibit 10.6 to Dawson Geophysical Company’s Current Report on Form 8-K, filed on October 9, 2014)

(e)(17)	Employment Agreement, dated October 8, 2014, by and between Dawson Geophysical Company and James K. Brata (incorporated by reference to Exhibit 10.3 to Dawson Geophysical Company’s Current Report on Form 8-K, filed on October 9, 2014)

(e)(18)	Employment Agreement, dated October 8, 2014, by and between Dawson Geophysical Company and James W. Thomas (incorporated by reference to Exhibit 10.8 to Dawson Geophysical Company’s Current Report on Form 8-K, filed on October 9, 2014)

(e)(19)	Letter Agreement, dated February 15, 2016, by and between James K. Brata and Dawson Geophysical Company (incorporated by reference to Exhibit 10.1 to Dawson Geophysical Company’s Current Report on Form 8-K, filed on February 19, 2016)

(e)(20)	Letter Agreement, dated February 15, 2016, by and between Stephen C. Jumper and Dawson Geophysical Company (incorporated by reference to Exhibit 10.3 to Dawson Geophysical Company’s Current Report on Form 8-K, filed on February 19, 2016)

(e)(21)	Letter Agreement, dated February 15, 2016, by and between James W. Thomas and Dawson Geophysical Company (incorporated by reference to Exhibit 10.4 to Dawson Geophysical Company’s Current Report on Form 8-K, filed on February 19, 2016)

(e)(22)	Letter Agreement, dated February 15, 2016, by and between C. Ray Tobias and Dawson Geophysical Company (incorporated by reference to Exhibit 10.5 to Dawson Geophysical Company’s Current Report on Form 8-K, filed on February 19, 2016)

(e)(23)	Letter Agreement, dated May 4, 2018, by and between James K. Brata and Dawson Geophysical Company (incorporated by reference to Exhibit 10.1 to Dawson Geophysical Company’s Current Report on Form 8-K, filed on May 4, 2018)

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(e)(24)	Letter Agreement, dated May 4, 2018, by and between Stephen C. Jumper and Dawson Geophysical Company (incorporated by reference to Exhibit 10.2 to Dawson Geophysical Company’s Current Report on Form 8-K, filed on May 4, 2018)

(e)(25)	Letter Agreement, dated May 4, 2018, by and between James W. Thomas and Dawson Geophysical Company (incorporated by reference to Exhibit 10.3 to Dawson Geophysical Company’s Current Report on Form 8-K, filed on May 4, 2018)

(e)(26)	Letter Agreement, dated May 4, 2018, by and between C. Ray Tobias and Dawson Geophysical Company (incorporated by reference to Exhibit 10.4 to Dawson Geophysical Company’s Current Report on Form 8-K, filed on May 4, 2018)

(e)(27)	Letter Agreement, dated April 15, 2020, by and between James K. Brata and Dawson Geophysical Company (incorporated by reference to Exhibit 10.2 to Dawson Geophysical Company’s Current Report on Form 8-K, filed on April 21, 2020)

(e)(28)	Letter Agreement, dated April 15, 2020, by and between Stephen C. Jumper and Dawson Geophysical Company (incorporated by reference to Exhibit 10.3 to Dawson Geophysical Company’s Current Report on Form 8-K, filed on April 21, 2020)

(e)(29)	Letter Agreement, dated April 15, 2020, by and between James W. Thomas and Dawson Geophysical Company (incorporated by reference to Exhibit 10.4 to Dawson Geophysical Company’s Current Report on Form 8-K, filed on April 21, 2020)

(e)(30)	Letter Agreement, dated April 15, 2020, by and between C. Ray Tobias and Dawson Geophysical Company (incorporated by reference to Exhibit 10.5 to Dawson Geophysical Company’s Current Report on Form 8-K, filed on April 21, 2020)

(e)(31)	Letter Agreement, dated September 30, 2020, by and between Stephen C. Jumper and Dawson Geophysical Company (incorporated by reference to Exhibit 10.2 to Dawson Geophysical Company’s Current Report on Form 8-K, filed on September 30, 2020)

(e)(32)	Excerpts from Dawson Geophysical Company’s Definitive Proxy Statement on Schedule 14A, filed on April 1, 2021 (incorporated by reference to Dawson Geophysical Company’s Definitive Proxy Statement on Schedule 14A, filed on April 1, 2021)

(e)(33)	Excerpts from Dawson Geophysical Company’s Current Report on Form 8-K filed with the SEC on October 9, 2014 (incorporated by reference to Dawson Geophysical Company’s Current Report on Form 8-K, filed on October 9, 2014)

(e)(34)	Excerpts from Dawson Geophysical Company’s Current Report on Form 8-K filed with the SEC on February 11, 2015 (incorporated by reference to Dawson Geophysical Company’s Current Report on Form 8-K, filed on February 11, 2015)

(e)(35)	Excerpts from Dawson Geophysical Company’s Current Report on Form 8-K filed with the SEC on February 19, 2016 (incorporated by reference to Dawson Geophysical Company’s Current Report on Form 8-K, filed on February 19, 2016)

(e)(36)	Excerpts from Dawson Geophysical Company’s Current Report on Form 8-K filed with the SEC on May 4, 2018 (incorporated by reference to Dawson Geophysical Company’s Current Report on Form 8-K, filed on May 4, 2018)

(e)(37)	Excerpts from Dawson Geophysical Company’s Current Report on Form 8-K filed with the SEC on July 1, 2019 (incorporated by reference to Dawson Geophysical Company’s Current Report on Form 8-K, filed on July 1, 2019)

(e)(38)	Excerpts from Dawson Geophysical Company’s Current Report on Form 8-K filed with the SEC on April 21, 2020 (incorporated by reference to Dawson Geophysical Company’s Current Report on Form 8-K, filed on April 21, 2020)

(e)(39)	Excerpts from Dawson Geophysical Company’s Current Report on Form 8-K filed with the SEC on September 30, 2020 (incorporated by reference to Dawson Geophysical Company’s Current Report on Form 8-K, filed on September 30, 2020)

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

DAWSON GEOPHYSICAL COMPANY

	By:	/s/ Stephen C. Jumper
	Name:	Stephen C. Jumper
	Title:	Chairman, President and Chief Executive Officer

Dated: November 1, 2021

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Annex I

Moelis Fairness Opinion

399 PARK AVENUE NEW YORK, NEW YORK 10022 T 212.883.3800 F 212.880.4260

October 24, 2021

Dawson Geophysical Company
508 West Wall, Suite 800
Midland, TX 79701
Attention: Board of Directors

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (“Company Common Stock”), of Dawson Geophysical Company (the “Company”), other than Wilks Brothers, LLC (“Parent”), WB Acquisitions Inc., a subsidiary of Parent (“Merger Sub”), and their affiliates (collectively, “Excluded Holders”), of the Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among the Company, Parent and Merger Sub. As more fully described in the Agreement, Merger Sub will commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of Company Common Stock for $2.34 per share in cash (the “Consideration”) and (ii) following the consummation of the Offer and subject to the terms and conditions of the Agreement, Merger Sub will merge with and into the Company (the “Merger” and, together with the Offer, the “Transaction”), and each outstanding share of Company Common Stock (other than shares held by Parent and its affiliates) will be converted into the right to receive the Consideration.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including financial forecasts provided to or discussed with us by the management of the Company (the “Company Projections”); (iii) reviewed certain information relating to the capitalization (including incentive equity) of the Company furnished to us by the Company; (iv) reviewed certain estimates of management of the Company relating to the Company’s anticipated utilization of its net operating losses, including the amount and timing thereof (the “Company NOL Utilization Estimates”); (v) participated in discussions with members of the senior management and representatives of the Company concerning the information described in clauses (i) through (iv) of this paragraph, as well as the business and prospects of the Company generally; (vi) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (vii) reviewed the financial terms of certain other transactions that we deemed relevant; (viii) reviewed an execution version of the Agreement; and (ix) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have, with your consent, relied on the information supplied to, discussed with or reviewed by us for purposes of this opinion being complete and accurate in all material respects. We have not assumed any responsibility for independent verification of, and we did not independently verify, any of such information. With your consent, we have relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the Company Projections and the Company NOL Utilization Estimates, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company and the Company’s anticipated utilization of its net operating losses, respectively. At your direction, we have assumed that the Company Projections and the Company NOL Utilization Estimates are a reasonable basis upon which to evaluate the Company and the Transaction, and at your direction we have relied upon the financial forecasts for purposes of our analyses and this opinion. We express no views as to the reasonableness of any financial forecasts or estimates or the assumptions on which they are based. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal.

Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company and does not address any legal, regulatory, tax or accounting matters. At your direction, we have not been asked to, nor do we, offer any opinion as to any terms of the Agreement or any aspect or implication of the Transaction, including the Offer and the Merger, except for the fairness of the Consideration from a financial point of view to the holders of Company Common Stock (other than Excluded Holders). We are not expressing any opinion as to fair value or the solvency of the Company following the closing of the Transaction. In addition, for purposes of our opinion, we have assumed, at your direction, that the final executed form of the Agreement will not differ in any material respect from the execution version that we have reviewed, that the Transaction, including the Offer and the Merger, will be consummated in accordance with its terms without any waiver or modification that could be material to our analysis, that the parties to the Agreement will comply with all of the material terms of the Agreement and that all of the representations and warranties made by the parties to the Agreement or in other agreements relating to the Transaction will be true and accurate in all respects material to our analysis. With your consent, we have not taken into account any implications of the Transaction (financial or otherwise) for holders of shares of Company Common Stock in the event the Offer is consummated and the Merger is not consummated in accordance with the Agreement. We have assumed, with your consent, that all governmental, regulatory or other consents or approvals necessary for the completion of the Transaction will be obtained, except to the extent that could not be material to our analysis.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments occurring or coming to our attention after the date hereof.

We have acted as your financial advisor in connection with the Transaction and will receive a fee for our services, the principal portion of which is contingent upon the consummation of the Transaction. In addition, we previously received certain monthly fees in connection with our engagement and we also became entitled to receive a fee upon having notified the Company that we were prepared to deliver our opinion, without regard to the conclusions reached herein. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company and Parent. We have provided investment banking and other services to the Company, and in the future may provide such services to the Company and Parent, and have received and may receive compensation for such services. In the past two years prior to the date hereof, we acted as a financial advisor to the Company in connection with its review of various potential strategic and capital raising transactions, for which we received monthly fees as described above.

This opinion is for the use and benefit of the Board of Directors of the Company (solely in its capacity as such) in its evaluation of the Transaction. This opinion does not constitute a recommendation as to how any holder of securities should vote or otherwise act with respect to the Transaction or any other matter, including whether any stockholder should tender its shares into the Offer. This opinion does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Consideration in the Transaction pursuant to the Agreement from a financial point of view to the holders of Company Common Stock (other than Excluded Holders). In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Consideration to be received by holders of Company Common Stock, other than Excluded Holders, in the Transaction pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

MOELIS & COMPANY LLC

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Annex II

SUBCHAPTER H OF CHAPTER 10 OF THE TBOC

§ 10.351. APPLICABILITY OF SUBCHAPTER.

(a)          This subchapter does not apply to a fundamental business transaction of a domestic entity if, immediately before the effective date of the fundamental business transaction, all of the ownership interests of the entity otherwise entitled to rights to dissent and appraisal under this code are held by one owner or only by the owners who approved the fundamental business transaction.

(b)          This subchapter applies only to a “domestic entity subject to dissenters’ rights,” as defined in Section 1.002.  That term includes a domestic for-profit corporation, professional corporation, professional association, and real estate investment trust.  Except as provided in Subsection (c), that term does not include a partnership or limited liability company.

(c)          The governing documents of a partnership or a limited liability company may provide that its owners are entitled to the rights of dissent and appraisal provided by this subchapter.

§ 10.352. DEFINITIONS.

In this subchapter:

(1)          “Dissenting owner” means an owner of an ownership interest in a domestic entity subject to dissenters’ rights who:

(A)          provides notice under Section 10.356; and

(B)          complies with the requirements for perfecting that owner’s right to dissent under this subchapter.

(2)          “Responsible organization” means:

(A)          the organization responsible for:

(i)          the provision of notices under this subchapter; and

(ii)         the primary obligation of paying the fair value for an ownership interest held by a dissenting owner;

(B)          with respect to a merger or conversion:

(i)          for matters occurring before the merger or conversion, the organization that is merging or converting; and

(ii)       for matters occurring after the merger or conversion, the surviving or new organization that is primarily obligated for the payment of the fair value of the dissenting owner’s ownership interest in the merger or conversion;

(C)         with respect to an interest exchange, the organization the ownership interests of which are being acquired in the interest exchange; and

(D)         with respect to the sale of all or substantially all of the assets of an organization, the organization the assets of which are to be transferred by sale or in another manner.

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§ 10.353. FORM AND VALIDITY OF NOTICE.

(a)          Notice required under this subchapter:

(1)          must be in writing; and

(2)          may be mailed, hand-delivered, or delivered by courier or electronic transmission.

(b)          Failure to provide notice as required by this subchapter does not invalidate any action taken.

§ 10.354. RIGHTS OF DISSENT AND APPRAISAL.

(a)          Subject to Subsection (b), an owner of an ownership interest in a domestic entity subject to dissenters’ rights is entitled to:

(1)          dissent from:

(A)         a plan of merger to which the domestic entity is a party if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of merger;

(B)         a sale of all or substantially all of the assets of the domestic entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the sale;

(C)         a plan of exchange in which the ownership interest of the owner is to be acquired;

(D)         a plan of conversion in which the domestic entity is the converting entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of conversion; or

(E)         a merger effected under Section 10.006 in which:

(i)          the owner is entitled to vote on the merger; or

(ii)         he ownership interest of the owner is converted or exchanged; and

(2)        Subject to compliance with the procedures set forth in this subchapter, obtain the fair value of that ownership interest through an appraisal.

(b)          Notwithstanding Subsection (a), subject to Subsection (c), an owner may not dissent from a plan of merger or conversion in which there is a single surviving or new domestic entity or non-code organization, or from a plan of exchange, if:

(1)        the ownership interest, or a depository receipt in respect of the ownership interest, held by the owner is part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are, on the record date set for purposes of determining which owners are entitled to vote on the plan of merger, conversion, or exchange, as appropriate:

(A)         listed on a national securities exchange or a similar system;

(B)         listed on the Nasdaq Stock Market or a successor quotation system;

(C)         designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or a successor system; or

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(D)         held of record by at least 2,000 owners;

(2)         the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner’s ownership interest any consideration that is different from the consideration to be provided to any other holder of an ownership interest of the same class or series as the ownership interest held by the owner, other than cash instead of fractional shares or interests the owner would otherwise be entitled to receive; and

(3)         the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner’s ownership interest any consideration other than:

(A)       ownership interests, or depository receipts in respect of ownership interests, of a domestic entity or non-code organization of the same general organizational type that, immediately after the effective date of the merger, conversion, or exchange, as appropriate, will be part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are:

(i)          listed on a national securities exchange or authorized for listing on the exchange on official notice of issuance;

(ii)        approved for quotation as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or a successor entity; or

(iii)        held of record by at least 2,000 owners;

(B)         cash instead of fractional ownership interests the owner would otherwise be entitled to receive; or

(C)         any combination of the ownership interests and cash described by Paragraphs (A) and (B).

(c)          Subsection (b) shall not apply to a domestic entity that is a subsidiary with respect to a merger under Section 10.006.

§ 10.355. NOTICE OF RIGHT OF DISSENT AND APPRAISAL.

(a)          A domestic entity subject to dissenters’ rights that takes or proposes to take an action regarding which an owner has a right to dissent and obtain an appraisal under Section 10.354 shall notify each affected owner of the owner’s rights under that section if:

(1)          the action or proposed action is submitted to a vote of the owners at a meeting; or

(2)          approval of the action or proposed action is obtained by written consent of the owners instead of being submitted to a vote of the owners.

(b)         If a parent organization effects a merger under Section 10.006 and a subsidiary organization that is a party to the merger is a domestic entity subject to dissenters’ rights, the responsible organization shall notify the owners of that subsidiary organization who have a right to dissent to the merger under Section 10.354 of their rights under this subchapter not later than the 10th day after the effective date of the merger.  The notice must also include a copy of the certificate of merger and a statement that the merger has become effective.

(c)          A notice required to be provided under Subsection (a) or (b) must:

(1)          be accompanied by a copy of this subchapter; and

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(2)          advise the owner of the location of the responsible organization’s principal executive offices to which a notice required under Section 10.356(b)(2) may be provided.

(d)          In addition to the requirements prescribed by Subsection (c), a notice required to be provided under Subsection (a)(1) must accompany the notice of the meeting to consider the action, and a notice required under Subsection (a)(2) must be provided to:

(1)          each owner who consents in writing to the action before the owner delivers the written consent; and

(2)          each owner who is entitled to vote on the action and does not consent in writing to the action before the 11th day after the date the action takes effect.

(e)          Not later than the 10th day after the date an action described by Subsection (a)(1) takes effect, the responsible organization shall give notice that the action has been effected to each owner who voted against the action and sent notice under Section 10.356(b)(2).

§ 10.356. PROCEDURE FOR DISSENT BY OWNERS AS TO ACTIONS; PERFECTION OF RIGHT OF DISSENT AND APPRAISAL.

(a)          An owner of an ownership interest of a domestic entity subject to dissenters’ rights who has the right to dissent and appraisal from any of the actions referred to in Section 10.354 may exercise that right to dissent and appraisal only by complying with the procedures specified in this subchapter.  An owner’s right of dissent and appraisal under Section 10.354 may be exercised by an owner only with respect to an ownership interest that is not voted in favor of the action.

(b)          To perfect the owner’s rights of dissent and appraisal under Section 10.354, an owner:

(1)          with respect to the ownership interest for which the rights of dissent and appraisal are sought:

(A)         must vote against the action if the owner is entitled to vote on the action and the action is approved at a meeting of the owners; and

(B)         may not consent to the action if the action is approved by written consent; and

(2)          must give to the responsible organization a notice dissenting to the action that:

(A)         is addressed to the president and secretary of the responsible organization;

(B)         demands payment of the fair value of the ownership interests for which the rights of dissent and appraisal are sought;

(C)        provides to the responsible organization an address to which a notice relating to the dissent and appraisal procedures under this subchapter may be sent;

(D)         states the number and class of the ownership interests of the domestic entity owned by the owner and the fair value of the ownership interests as estimated by the owner; and

(E)         is delivered to the responsible organization at its principal executive offices at the following time:

(i)          before the action is considered for approval, if the action is to be submitted to a vote of the owners at a meeting;

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(ii)         not later than the 20th day after the date the responsible organization sends to the owner a notice that the action was approved by the requisite vote of the owners, if the action is to be undertaken on the written consent of the owners; or

(iii)        not later than the 20th day after the date the responsible organization sends to the owner a notice that the merger was effected, if the action is a merger effected under Section 10.006.

(c)           An owner who does not make a demand within the period required by Subsection (b)(2)(E) is bound by the action and is not entitled to exercise the rights of dissent and appraisal under Section 10.354.

(d)              Not later than the 20th day after the date an owner makes a demand under this section, the owner must submit to the responsible organization any certificates representing the ownership interest to which the demand relates for purposes of making a notation on the certificates that a demand for the payment of the fair value of an ownership interest has been made under this section.  An owner’s failure to submit the certificates within the required period has the effect of terminating, at the option of the responsible organization, the owner’s rights to dissent and appraisal under Section 10.354 unless a court, for good cause shown, directs otherwise.

(e)          If a domestic entity and responsible organization satisfy the requirements of this subchapter relating to the rights of owners of ownership interests in the entity to dissent to an action and seek appraisal of those ownership interests, an owner of an ownership interest who fails to perfect that owner’s right of dissent in accordance with this subchapter may not bring suit to recover the value of the ownership interest or money damages relating to the action.

§ 10.357. WITHDRAWAL OF DEMAND FOR FAIR VALUE OF OWNERSHIP INTEREST.

(a)          An owner may withdraw a demand for the payment of the fair value of an ownership interest made under Section 10.356 before:

(1)          payment for the ownership interest has been made under Sections 10.358 and 10.361; or

(2)          a petition has been filed under Section 10.361.

(b)          Unless the responsible organization consents to the withdrawal of the demand, an owner may not withdraw a demand for payment under Subsection (a) after either of the events specified in Subsections (a)(1) and (2).

§ 10.358. RESPONSE BY ORGANIZATION TO NOTICE OF DISSENT AND DEMAND FOR FAIR VALUE BY DISSENTING OWNER.

(a)          Not later than the 20th day after the date a responsible organization receives a demand for payment made by a dissenting owner in accordance with Section 10.356, the responsible organization shall respond to the dissenting owner in writing by:

(1)          accepting the amount claimed in the demand as the fair value of the ownership interests specified in the notice; or

(2)          rejecting the demand and including in the response the requirements prescribed by Subsection (c).

(b)        If the responsible organization accepts the amount claimed in the demand, the responsible organization shall pay the amount not later than the 90th day after the date the action that is the subject of the demand was effected if the owner delivers to the responsible organization:

(1)          endorsed certificates representing the ownership interests if the ownership interests are certificated; or

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(2)          signed assignments of the ownership interests if the ownership interests are uncertificated.

(c)          If the responsible organization rejects the amount claimed in the demand, the responsible organization shall provide to the owner:

(1)          an estimate by the responsible organization of the fair value of the ownership interests; and

(2)          an offer to pay the amount of the estimate provided under Subdivision (1).

(d)         An offer made under Subsection (c)(2) must remain open for a period of at least 60 days from the date the offer is first delivered to the dissenting owner.

(e)              If a dissenting owner accepts an offer made by a responsible organization under Subsection (c)(2) or if a dissenting owner and a responsible organization reach an agreement on the fair value of the ownership interests, the responsible organization shall pay the agreed amount not later than the 60th day after the date the offer is accepted or the agreement is reached, as appropriate, if the dissenting owner delivers to the responsible organization:

(1)          endorsed certificates representing the ownership interests if the ownership interests are certificated; or

(2)          signed assignments of the ownership interests if the ownership interests are uncertificated.

§ 10.359. RECORD OF DEMAND FOR FAIR VALUE OF OWNERSHIP INTEREST.

(a)          A responsible organization shall note in the organization’s ownership interest records maintained under Section 3.151 the receipt of a demand for payment from any dissenting owner made under Section 10.356.

(b)            If an ownership interest that is the subject of a demand for payment made under Section 10.356 is transferred, a new certificate representing that ownership interest must contain:

(1)          a reference to the demand; and

(2)          the name of the original dissenting owner of the ownership interest.

§ 10.360. RIGHTS OF TRANSFEREE OF CERTAIN OWNERSHIP INTEREST.

A transferee of an ownership interest that is the subject of a demand for payment made under Section 10.356 does not acquire additional rights with respect to the responsible organization following the transfer.  The transferee has only the rights the original dissenting owner had with respect to the responsible organization after making the demand.

§ 10.361. PROCEEDING TO DETERMINE FAIR VALUE OF OWNERSHIP INTEREST AND OWNERS ENTITLED TO PAYMENT;  APPOINTMENT OF APPRAISERS.

(a)        If a responsible organization rejects the amount demanded by a dissenting owner under Section 10.358 and the dissenting owner and responsible organization are unable to reach an agreement relating to the fair value of the ownership interests within the period prescribed by Section 10.358(d), the dissenting owner or responsible organization may file a petition requesting a finding and determination of the fair value of the owner’s ownership interests in a court in:

(1)          the county in which the organization’s principal office is located in this state; or

(2)          the county in which the organization’s registered office is located in this state, if the organization does not have a business office in this state.

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(b)             A petition described by Subsection (a) must be filed not later than the 60th day after the expiration of the period required by Section 10.358(d).

(c)         On the filing of a petition by an owner under Subsection (a), service of a copy of the petition shall be made to the responsible organization.  Not later than the 10th day after the date a responsible organization receives service under this subsection, the responsible organization shall file with the clerk of the court in which the petition was filed a list containing the names and addresses of each owner of the organization who has demanded payment for ownership interests under Section 10.356 and with whom agreement as to the value of the ownership interests has not been reached with the responsible organization.  If the responsible organization files a petition under Subsection (a), the petition must be accompanied by this list.

(d)          The clerk of the court in which a petition is filed under this section shall provide by registered mail notice of the time and place set for the hearing to:

(1)          the responsible organization; and

(2)          each owner named on the list described by Subsection (c) at the address shown for the owner on the list.

(e)          The court shall:

(1)          determine which owners have:

(A)         perfected their rights by complying with this subchapter; and

(B)         become subsequently entitled to receive payment for the fair value of their ownership interests; and

(2)        appoint one or more qualified appraisers to determine the fair value of the ownership interests of the owners described by Subdivision (1).

(f)          The court shall approve the form of a notice required to be provided under this section.  The judgment of the court is final and binding on the responsible organization, any other organization obligated to make payment under this subchapter for an ownership interest, and each owner who is notified as required by this section.

§ 10.362. COMPUTATION AND DETERMINATION OF FAIR VALUE OF OWNERSHIP INTEREST.

(a)          For purposes of this subchapter, the fair value of an ownership interest of a domestic entity subject to dissenters’ rights is the value of the ownership interest on the date preceding the date of the action that is the subject of the appraisal.  Any appreciation or depreciation in the value of the ownership interest occurring in anticipation of the proposed action or as a result of the action must be specifically excluded from the computation of the fair value of the ownership interest.

(b)          In computing the fair value of an ownership interest under this subchapter, consideration must be given to the value of the organization as a going concern without including in the computation of value any:

(1)          payment for a control premium or minority discount other than a discount attributable to the type of ownership interests held by the dissenting owner; and

(2)          limitation placed on the rights and preferences of those ownership interests.

(c)          The determination of the fair value of an ownership interest made for purposes of this subchapter may not be used for purposes of making a determination of the fair value of that ownership interest for another purpose or of the fair value of another ownership interest, including for purposes of determining any minority or liquidity discount that might apply to a sale of an ownership interest.

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§ 10.363. POWERS AND DUTIES OF APPRAISER; APPRAISAL PROCEDURES.

(a)          An appraiser appointed under Section 10.361 has the power and authority that:

(1)          is granted by the court in the order appointing the appraiser; and

(2)          may be conferred by a court to a master in chancery as provided by Rule 171, Texas Rules of Civil Procedure.

(b)          The appraiser shall:

(1)         determine the fair value of an ownership interest of an owner adjudged by the court to be entitled to payment for the ownership interest; and

(2)          file with the court a report of that determination.

(c)         The appraiser is entitled to examine the books and records of a responsible organization and may conduct investigations as the appraiser considers appropriate.  A dissenting owner or responsible organization may submit to an appraiser evidence or other information relevant to the determination of the fair value of the ownership interest required by Subsection (b)(1).

(d)          The clerk of the court appointing the appraiser shall provide notice of the filing of the report under Subsection (b) to each dissenting owner named in the list filed under Section 10.361 and the responsible organization.

§ 10.364. OBJECTION TO APPRAISAL; HEARING.

(a)          A dissenting owner or responsible organization may object, based on the law or the facts, to all or part of an appraisal report containing the fair value of an ownership interest determined under Section 10.363(b).

(b)         If an objection to a report is raised under Subsection (a), the court shall hold a hearing to determine the fair value of the ownership interest that is the subject of the report.  After the hearing, the court shall require the responsible organization to pay to the holders of the ownership interest the amount of the determined value with interest, accruing from the 91st day after the date the applicable action for which the owner elected to dissent was effected until the date of the judgment.

(c)          Interest under Subsection (b) accrues at the same rate as is provided for the accrual of prejudgment interest in civil cases.

(d)          The responsible organization shall:

(1)          immediately pay the amount of the judgment to a holder of an uncertificated ownership interest; and

(2)          pay the amount of the judgment to a holder of a certificated ownership interest immediately after the certificate holder surrenders to the responsible organization an endorsed certificate representing the ownership interest.

(e)          On payment of the judgment, the dissenting owner does not have an interest in the:

(1)          ownership interest for which the payment is made; or

(2)          responsible organization with respect to that ownership interest.

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§ 10.365. COURT COSTS;  COMPENSATION FOR APPRAISER.

(a)          An appraiser appointed under Section 10.361 is entitled to a reasonable fee payable from court costs.

(b)          All court costs shall be allocated between the responsible organization and the dissenting owners in the manner that the court determines to be fair and equitable.

§ 10.366. STATUS OF OWNERSHIP INTEREST HELD OR FORMERLY HELD BY DISSENTING OWNER.

(a)          An ownership interest of an organization acquired by a responsible organization under this subchapter:

(1)         in the case of a merger, conversion, or interest exchange, shall be held or disposed of as provided in the plan of merger, conversion, or interest exchange; and

(2)            in any other case, may be held or disposed of by the responsible organization in the same manner as other ownership interests acquired by the organization or held in its treasury.

(b)          An owner who has demanded payment for the owner’s ownership interest under Section 10.356 is not entitled to vote or exercise any other rights of another owner with respect to the ownership interest except the right to:

(1)          receive payment for the ownership interest under this subchapter; and

(2)          bring an appropriate action to obtain relief on the ground that the action to which the demand relates would be or was fraudulent.

(c)          An ownership interest for which payment has been demanded under Section 10.356 may not be considered outstanding for purposes of any subsequent vote or action.

§ 10.367. RIGHTS OF OWNERS FOLLOWING TERMINATION OF RIGHT OF DISSENT.

(a)          The rights of a dissenting owner terminate if:

(1)          the owner withdraws the demand under Section 10.356;

(2)          the owner’s right of dissent is terminated under Section 10.356;

(3)          a petition is not filed within the period required by Section 10.361; or

(4)          after a hearing held under Section 10.361, the court adjudges that the owner is not entitled to elect to dissent from an action under this subchapter.

(b)          On termination of the right of dissent under this section:

(1)          the dissenting owner and all persons claiming a right under the owner are conclusively presumed to have approved and ratified the action to which the owner dissented and are bound by that action;

(2)         the owner’s right to be paid the fair value of the owner’s ownership interests ceases and the owner’s status as an owner of those ownership interests is restored without prejudice in any interim proceeding if the owner’s ownership interests were not canceled, converted, or exchanged as a result of the action or a subsequent fundamental business transaction; and

(3)         the dissenting owner is entitled to receive dividends or other distributions made in the interim to owners of the same class and series of ownership interests held by the owner as if a demand for the payment of the ownership interests had not been made under Section 10.356, subject to any change in or adjustment to ownership interests because of the cancellation or exchange of the ownership interests after the date a demand under Section 10.356 was made pursuant to a fundamental business transaction.

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§ 10.368. EXCLUSIVITY OF REMEDY OF DISSENT AND APPRAISAL.

In the absence of fraud in the transaction, any right of an owner of an ownership interest to dissent from an action and obtain the fair value of the ownership interest under this subchapter is the exclusive remedy for recovery of:

(1)          the value of the ownership interest or money damages to the owner with respect to the ownership interest; and

(2)          the owner’s right in the organization with respect to a fundamental business transaction.

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